FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September, 2015

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Banco Santander, S.A.

Item

Investor Day 2015 Presentation to Analysts and Investors

1	Presentation from Ana Botín, Santander Group Executive Chairman

2	Presentation from José Antonio Alvarez, Santander Group CEO

3	Income statement and balance-sheet restatement 2014-1H2015

4	Press Release Investor Day: Strategic Plan 2016-2018

5	Presentation – Santander UK Group Holdings

6	Presentation – Banco Santander, S.A.

7	Presentation – Banco Santander (Brasil) S.A.

8	Presentation – Banco Santander (México) S.A.

9	Presentation – Santander Holdings USA, Inc.

10	Presentation – Santander Consumer Finance S.A.

11	Presentation – Banco Santander Río S.A. (Argentina)

12	Presentation – Banco Santander Chile

13	Presentation – Banco Santander Totta S.A. (Portugal)

14	Presentation – Bank Zachodni WBK S.A. (Poland)

15	Presentation – Global Corporate Banking

Item 1

Item 2

Item 3

Operating areas

EUR million

	1Q 14	2Q 14	3Q 14	4Q 14	1Q 15	2Q 15
Income statement
Net interest income	7,225	7,523	7,583	7,829	8,259	8,413
Net fees	2,338	2,407	2,442	2,542	2,526	2,592
Gains (losses) on financial transactions	552	426	714	458	684	440
Other operating income *	34	214	105	189	205	351
Gross income	10,149	10,570	10,844	11,017	11,674	11,795
Operating expenses	(4,702)	(4,760)	(4,924)	(5,067)	(5,235)	(5,279)
General administrative expenses	(4,246)	(4,362)	(4,501)	(4,628)	(4,809)	(4,825)
Personnel	(2,300)	(2,363)	(2,444)	(2,503)	(2,561)	(2,638)
Other general administrative expenses	(1,946)	(1,998)	(2,058)	(2,125)	(2,248)	(2,187)
Depreciation and amortisation	(456)	(398)	(422)	(439)	(426)	(454)
Net operating income	5,446	5,810	5,921	5,950	6,438	6,517
Net loan-loss provisions	(2,697)	(2,637)	(2,777)	(2,454)	(2,562)	(2,510)
Other income	(406)	(460)	(505)	(468)	(417)	(551)
Ordinary profit before taxes	2,343	2,713	2,638	3,029	3,460	3,456
Tax on profit	(577)	(677)	(619)	(675)	(927)	(907)
Ordinary profit from continuing operations	1,767	2,036	2,019	2,354	2,533	2,549
Net profit from discontinued operations	(0)	(0)	(7)	(19)	0	0
Ordinary consolidated profit	1,767	2,036	2,013	2,335	2,533	2,549
Minority interests	277	318	297	291	324	351
Ordinary attributable profit to the Group	1,489	1,718	1,716	2,043	2,209	2,198

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

NOTE: In 2Q’15 not including attributable profit of EUR 835 million due to the net result of the reversal of tax liabilities in Brazil

Operating areas

Constant EUR million

	1Q 14	2Q 14	3Q 14	4Q 14	1Q 15	2Q 15
Income statement
Net interest income	7,662	7,844	7,786	8,068	8,236	8,435
Net fees	2,435	2,468	2,470	2,584	2,515	2,603
Gains (losses) on financial transactions	579	455	731	475	686	438
Other operating income *	38	221	112	197	206	350
Gross income	10,714	10,988	11,099	11,324	11,643	11,826
Operating expenses	(4,952)	(4,935)	(5,036)	(5,200)	(5,226)	(5,288)
General administrative expenses	(4,481)	(4,512)	(4,607)	(4,749)	(4,801)	(4,833)
Personnel	(2,406)	(2,480)	(2,509)	(2,575)	(2,557)	(2,642)
Other general administrative expenses	(2,075)	(2,032)	(2,098)	(2,173)	(2,244)	(2,191)
Depreciation and amortisation	(470)	(423)	(429)	(451)	(425)	(455)
Net operating income	5,762	6,053	6,062	6,124	6,417	6,538
Net loan-loss provisions	(2,846)	(2,718)	(2,839)	(2,509)	(2,549)	(2,523)
Other income	(412)	(458)	(493)	(466)	(412)	(555)
Ordinary profit before taxes	2,505	2,877	2,730	3,149	3,456	3,459
Tax on profit	(614)	(719)	(639)	(698)	(924)	(910)
Ordinary profit from continuing operations	1,891	2,158	2,092	2,451	2,532	2,550
Net profit from discontinued operations	(0)	(0)	(7)	(20)	0	0
Ordinary consolidated profit	1,890	2,158	2,085	2,432	2,532	2,550
Minority interests	294	333	302	307	325	350
Ordinary attributable profit to the Group	1,597	1,825	1,783	2,125	2,207	2,199

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

NOTE: In 2Q’15 not including attributable profit of EUR 835 million due to the net result of the reversal of tax liabilities in Brazil

Continental Europe

EUR million

	1Q 14	2Q 14	3Q 14	4Q 14	1Q 15	2Q 15
Income statement
Net interest income	1,810	1,881	1,858	1,967	2,057	2,006
Net fees	889	898	849	864	842	878
Gains (losses) on financial transactions	324	230	339	327	404	90
Other operating income *	5	136	34	91	106	243
Gross income	3,029	3,146	3,080	3,249	3,409	3,218
Operating expenses	(1,634)	(1,611)	(1,584)	(1,614)	(1,670)	(1,679)
General administrative expenses	(1,503)	(1,499)	(1,473)	(1,496)	(1,560)	(1,557)
Personnel	(790)	(777)	(767)	(778)	(800)	(821)
Other general administrative expenses	(713)	(722)	(706)	(718)	(761)	(737)
Depreciation and amortisation	(131)	(112)	(111)	(118)	(109)	(121)
Net operating income	1,394	1,534	1,496	1,635	1,739	1,539
Net loan-loss provisions	(791)	(770)	(737)	(583)	(637)	(512)
Other income	(197)	(215)	(188)	(93)	(139)	(186)
Profit before taxes	407	550	571	959	963	842
Tax on profit	(88)	(134)	(140)	(277)	(252)	(216)
Profit from continuing operations	318	416	431	682	712	625
Net profit from discontinued operations	(0)	(0)	(7)	(19)	0	0
Consolidated profit	318	415	425	663	712	625
Minority interests	35	37	43	58	72	65
Attributable profit to the Group	284	378	381	604	640	560

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

Continental Europe

Constant EUR million

	1Q 14	2Q 14	3Q 14	4Q 14	1Q 15	2Q 15
Income statement
Net interest income	1,814	1,887	1,858	1,976	2,062	2,001
Net fees	894	903	853	869	844	876
Gains (losses) on financial transactions	324	232	340	327	405	90
Other operating income *	5	137	34	92	106	243
Gross income	3,036	3,159	3,085	3,263	3,416	3,211
Operating expenses	(1,641)	(1,615)	(1,589)	(1,619)	(1,673)	(1,675)
General administrative expenses	(1,522)	(1,491)	(1,478)	(1,501)	(1,564)	(1,554)
Personnel	(773)	(801)	(770)	(781)	(801)	(819)
Other general administrative expenses	(749)	(690)	(707)	(719)	(762)	(735)
Depreciation and amortisation	(119)	(124)	(111)	(119)	(109)	(121)
Net operating income	1,395	1,544	1,496	1,644	1,743	1,535
Net loan-loss provisions	(790)	(769)	(736)	(583)	(638)	(511)
Other income	(197)	(215)	(188)	(94)	(139)	(186)
Profit before taxes	407	559	572	967	966	839
Tax on profit	(89)	(136)	(140)	(279)	(252)	(216)
Profit from continuing operations	319	424	433	688	714	623
Net profit from discontinued operations	(0)	(0)	(7)	(20)	0	0
Consolidated profit	319	424	426	669	714	623
Minority interests	35	37	44	59	72	65
Attributable profit to the Group	284	387	382	610	642	558

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

Spain

EUR million

	1Q 14	2Q 14	3Q 14	4Q 14	1Q 15	2Q 15
Income statement
Net interest income	884	906	909	928	957	856
Net fees	455	469	424	445	414	440
Gains (losses) on financial transactions	293	192	312	237	302	35
Other operating income *	(13)	99	16	80	77	190
Gross income	1,620	1,665	1,661	1,690	1,749	1,522
Operating expenses	(897)	(877)	(859)	(863)	(855)	(856)
General administrative expenses	(848)	(835)	(816)	(820)	(810)	(803)
Personnel	(456)	(445)	(433)	(426)	(419)	(420)
Other general administrative expenses	(391)	(389)	(383)	(395)	(391)	(383)
Depreciation and amortisation	(50)	(42)	(43)	(43)	(45)	(53)
Net operating income	722	788	802	827	894	666
Net loan-loss provisions	(507)	(488)	(429)	(320)	(366)	(264)
Other income	(41)	(63)	(18)	(89)	(44)	(71)
Profit before taxes	174	237	354	417	483	331
Tax on profit	(52)	(71)	(102)	(124)	(139)	(93)
Profit from continuing operations	122	166	252	293	345	238
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	122	166	252	293	345	238
Minority interests	2	(0)	1	4	5	6
Attributable profit to the Group	120	166	252	289	340	232

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

Santander Consumer Finance

EUR million

	1Q 14	2Q 14	3Q 14	4Q 14	1Q 15	2Q 15
Income statement
Net interest income	555	589	592	632	729	775
Net fees	221	212	208	199	220	216
Gains (losses) on financial transactions	0	1	(2)	3	0	(8)
Other operating income *	(1)	4	1	8	10	9
Gross income	776	805	800	843	959	991
Operating expenses	(370)	(361)	(358)	(379)	(422)	(442)
General administrative expenses	(319)	(322)	(320)	(332)	(384)	(398)
Personnel	(145)	(144)	(146)	(154)	(179)	(200)
Other general administrative expenses	(174)	(178)	(174)	(178)	(205)	(198)
Depreciation and amortisation	(50)	(40)	(38)	(46)	(38)	(44)
Net operating income	406	444	442	465	537	549
Net loan-loss provisions	(130)	(123)	(149)	(143)	(168)	(131)
Other income	(14)	(17)	(71)	65	(22)	(36)
Profit before taxes	263	304	222	387	348	382
Tax on profit	(64)	(84)	(56)	(111)	(96)	(110)
Profit from continuing operations	198	220	166	276	251	272
Net profit from discontinued operations	(0)	(0)	(7)	(19)	0	0
Consolidated profit	198	220	160	256	251	272
Minority interests	6	7	14	11	31	31
Attributable profit to the Group	192	213	146	245	220	241

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

Poland

EUR million

	1Q 14	2Q 14	3Q 14	4Q 14	1Q 15	2Q 15
Income statement
Net interest income	208	217	215	194	191	192
Net fees	109	111	107	107	100	110
Gains (losses) on financial transactions	11	7	13	48	54	19
Other operating income *	6	18	0	4	(4)	16
Gross income	334	353	335	353	340	336
Operating expenses	(148)	(149)	(144)	(144)	(151)	(153)
General administrative expenses	(136)	(137)	(133)	(132)	(139)	(142)
Personnel	(77)	(77)	(77)	(79)	(81)	(82)
Other general administrative expenses	(59)	(60)	(56)	(52)	(58)	(60)
Depreciation and amortisation	(12)	(12)	(12)	(12)	(12)	(11)
Net operating income	187	204	191	209	190	182
Net loan-loss provisions	(43)	(42)	(44)	(57)	(39)	(46)
Other income	(3)	(16)	8	22	(1)	(2)
Profit before taxes	141	146	155	174	150	135
Tax on profit	(26)	(27)	(33)	(48)	(27)	(23)
Profit from continuing operations	115	119	122	126	122	112
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	115	119	122	126	122	112
Minority interests	31	32	31	33	33	30
Attributable profit to the Group	84	87	91	93	89	82

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

Poland

Constant EUR million

	1Q 14	2Q 14	3Q 14	4Q 14	1Q 15	2Q 15
Income statement
Net interest income	210	219	216	198	193	189
Net fees	111	112	108	109	101	108
Gains (losses) on financial transactions	11	7	13	48	54	18
Other operating income *	6	18	0	4	(5)	16
Gross income	338	355	338	359	345	331
Operating expenses	(149)	(150)	(146)	(147)	(153)	(151)
General administrative expenses	(137)	(138)	(134)	(134)	(141)	(140)
Personnel	(78)	(77)	(78)	(81)	(82)	(81)
Other general administrative expenses	(59)	(61)	(56)	(53)	(59)	(59)
Depreciation and amortisation	(12)	(12)	(12)	(13)	(12)	(11)
Net operating income	189	205	193	213	192	180
Net loan-loss provisions	(43)	(42)	(44)	(58)	(40)	(45)
Other income	(3)	(16)	8	22	(1)	(2)
Profit before taxes	142	147	156	177	152	133
Tax on profit	(27)	(27)	(33)	(48)	(28)	(23)
Profit from continuing operations	116	120	123	129	124	110
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	116	120	123	129	124	110
Minority interests	31	32	31	34	34	30
Attributable profit to the Group	85	87	91	95	90	80

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

Poland

PLN million

	1Q 14	2Q 14	3Q 14	4Q 14	1Q 15	2Q 15
Income statement
Net interest income	868	906	896	820	800	784
Net fees	458	462	448	451	420	448
Gains (losses) on financial transactions	47	28	55	200	225	74
Other operating income *	25	75	1	15	(19)	65
Gross income	1,399	1,471	1,400	1,487	1,427	1,371
Operating expenses	(618)	(621)	(603)	(606)	(632)	(626)
General administrative expenses	(569)	(571)	(554)	(554)	(584)	(580)
Personnel	(323)	(320)	(321)	(334)	(341)	(335)
Other general administrative expenses	(246)	(252)	(232)	(220)	(243)	(245)
Depreciation and amortisation	(49)	(49)	(49)	(52)	(48)	(46)
Net operating income	781	850	797	880	794	745
Net loan-loss provisions	(180)	(174)	(184)	(238)	(164)	(187)
Other income	(12)	(66)	33	90	(3)	(9)
Profit before taxes	589	609	646	732	627	549
Tax on profit	(110)	(113)	(138)	(200)	(115)	(93)
Profit from continuing operations	479	496	508	533	512	456
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	479	496	508	533	512	456
Minority interests	128	134	129	140	140	123
Attributable profit to the Group	352	362	379	393	372	333

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

Portugal

EUR million

	1Q 14	2Q 14	3Q 14	4Q 14	1Q 15	2Q 15
Income statement
Net interest income	129	138	136	143	142	141
Net fees	73	66	70	71	68	67
Gains (losses) on financial transactions	18	22	13	35	15	10
Other operating income *	9	11	11	12	13	16
Gross income	228	237	230	261	238	234
Operating expenses	(124)	(123)	(123)	(128)	(123)	(122)
General administrative expenses	(109)	(111)	(111)	(115)	(114)	(113)
Personnel	(71)	(71)	(71)	(76)	(71)	(72)
Other general administrative expenses	(38)	(40)	(40)	(39)	(42)	(41)
Depreciation and amortisation	(14)	(12)	(12)	(12)	(10)	(9)
Net operating income	105	114	106	133	115	112
Net loan-loss provisions	(34)	(40)	(32)	(17)	(22)	(21)
Other income	(30)	(29)	(20)	(20)	(21)	(23)
Profit before taxes	40	45	55	96	72	67
Tax on profit	(9)	(9)	(14)	(24)	(17)	(18)
Profit from continuing operations	32	36	40	72	55	49
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	32	36	40	72	55	49
Minority interests	(2)	(2)	(0)	0	0	(0)
Attributable profit to the Group	34	38	41	72	55	49

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

Spain’s real estate activity

EUR million

	1Q 14	2Q 14	3Q 14	4Q 14	1Q 15	2Q 15
Income statement
Net interest income	(1)	(11)	(4)	(4)	(13)	0
Net fees	(0)	(0)	0	0	0	1
Gains (losses) on financial transactions	(0)	1	2	5	44	34
Other operating income *	0	(1)	(0)	(18)	8	11
Gross income	(2)	(11)	(1)	(17)	39	45
Operating expenses	(56)	(58)	(57)	(59)	(66)	(57)
General administrative expenses	(52)	(54)	(53)	(56)	(62)	(53)
Personnel	(14)	(14)	(13)	(14)	(18)	(13)
Other general administrative expenses	(38)	(40)	(40)	(42)	(44)	(40)
Depreciation and amortisation	(4)	(4)	(4)	(3)	(4)	(3)
Net operating income	(58)	(69)	(58)	(76)	(27)	(11)
Net loan-loss provisions	(77)	(76)	(83)	(46)	(42)	(49)
Other income	(110)	(90)	(87)	(66)	(49)	(54)
Profit before taxes	(244)	(235)	(227)	(188)	(119)	(114)
Tax on profit	69	67	64	47	36	34
Profit from continuing operations	(175)	(168)	(163)	(141)	(83)	(80)
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	(175)	(168)	(163)	(141)	(83)	(80)
Minority interests	(2)	(0)	(2)	9	1	(1)
Attributable profit to the Group	(173)	(168)	(161)	(150)	(85)	(79)

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

United Kingdom

EUR million

	1Q 14	2Q 14	3Q 14	4Q 14	1Q 15	2Q 15
Income statement
Net interest income	989	1,035	1,089	1,121	1,194	1,247
Net fees	247	247	260	273	287	291
Gains (losses) on financial transactions	78	69	58	35	60	83
Other operating income *	15	4	9	9	10	4
Gross income	1,329	1,356	1,417	1,440	1,551	1,626
Operating expenses	(701)	(709)	(737)	(771)	(823)	(843)
General administrative expenses	(614)	(631)	(670)	(680)	(749)	(759)
Personnel	(366)	(373)	(410)	(408)	(396)	(418)
Other general administrative expenses	(247)	(258)	(260)	(272)	(352)	(341)
Depreciation and amortisation	(87)	(79)	(67)	(91)	(75)	(85)
Net operating income	628	646	679	669	727	783
Net loan-loss provisions	(120)	(87)	(89)	(36)	(76)	(18)
Other income	(46)	(63)	(73)	(136)	(56)	(51)
Profit before taxes	462	496	518	497	596	714
Tax on profit	(91)	(103)	(112)	(110)	(117)	(159)
Profit from continuing operations	371	394	406	387	479	555
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	371	394	406	387	479	555
Minority interests	—	—	—	—	8	9
Attributable profit to the Group	371	394	406	387	471	545

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

United Kingdom

Constant EUR million

	1Q 14	2Q 14	3Q 14	4Q 14	1Q 15	2Q 15
Income statement
Net interest income	1,119	1,153	1,181	1,210	1,212	1,229
Net fees	280	275	282	295	291	287
Gains (losses) on financial transactions	88	77	63	37	61	83
Other operating income *	16	5	10	10	10	4
Gross income	1,503	1,509	1,535	1,552	1,574	1,603
Operating expenses	(793)	(790)	(799)	(832)	(836)	(831)
General administrative expenses	(694)	(702)	(727)	(734)	(760)	(748)
Personnel	(414)	(415)	(445)	(440)	(402)	(412)
Other general administrative expenses	(280)	(287)	(282)	(293)	(357)	(335)
Depreciation and amortisation	(99)	(87)	(72)	(98)	(76)	(83)
Net operating income	710	720	737	721	738	772
Net loan-loss provisions	(136)	(97)	(96)	(38)	(77)	(17)
Other income	(52)	(70)	(80)	(148)	(56)	(50)
Profit before taxes	522	553	562	535	605	705
Tax on profit	(103)	(115)	(122)	(119)	(119)	(158)
Profit from continuing operations	419	438	440	416	486	547
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	419	438	440	416	486	547
Minority interests	—	—	—	—	8	9
Attributable profit to the Group	419	438	440	416	478	538

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

United Kingdom

£ million

	1Q 14	2Q 14	3Q 14	4Q 14	1Q 15	2Q 15
Income statement
Net interest income	819	844	864	885	887	900
Net fees	205	201	206	216	213	210
Gains (losses) on financial transactions	65	56	46	27	45	60
Other operating income *	12	3	7	7	7	3
Gross income	1,100	1,105	1,124	1,136	1,152	1,173
Operating expenses	(580)	(578)	(585)	(609)	(612)	(608)
General administrative expenses	(508)	(514)	(532)	(537)	(556)	(547)
Personnel	(303)	(304)	(326)	(322)	(294)	(302)
Other general administrative expenses	(205)	(210)	(206)	(215)	(262)	(245)
Depreciation and amortisation	(72)	(64)	(53)	(72)	(56)	(61)
Net operating income	520	527	539	527	540	565
Net loan-loss provisions	(99)	(71)	(70)	(27)	(56)	(12)
Other income	(38)	(51)	(58)	(108)	(41)	(36)
Profit before taxes	382	405	411	392	443	516
Tax on profit	(75)	(84)	(89)	(87)	(87)	(115)
Profit from continuing operations	307	321	322	305	356	401
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	307	321	322	305	356	401
Minority interests	—	—	—	—	6	7
Attributable profit to the Group	307	321	322	305	350	394

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

Latin America

EUR million

	1Q 14	2Q 14	3Q 14	4Q 14	1Q 15	2Q 15
Income statement
Net interest income	3,289	3,432	3,415	3,484	3,545	3,610
Net fees	1,002	1,056	1,128	1,187	1,135	1,151
Gains (losses) on financial transactions	110	101	247	26	168	163
Other operating income *	(2)	42	20	22	(2)	27
Gross income	4,398	4,631	4,810	4,718	4,846	4,952
Operating expenses	(1,840)	(1,915)	(2,036)	(2,060)	(2,047)	(2,027)
General administrative expenses	(1,657)	(1,748)	(1,844)	(1,882)	(1,865)	(1,845)
Personnel	(882)	(939)	(981)	(997)	(1,002)	(1,020)
Other general administrative expenses	(775)	(809)	(863)	(885)	(863)	(826)
Depreciation and amortisation	(183)	(167)	(192)	(178)	(182)	(182)
Net operating income	2,558	2,716	2,774	2,658	2,800	2,925
Net loan-loss provisions	(1,239)	(1,281)	(1,341)	(1,258)	(1,210)	(1,226)
Other income	(161)	(180)	(231)	(271)	(203)	(273)
Ordinary profit before taxes	1,158	1,255	1,203	1,129	1,386	1,426
Tax on profit	(304)	(303)	(278)	(168)	(401)	(374)
Ordinary profit from continuing operations	854	952	925	960	985	1,052
Net profit from discontinued operations	—	—	—	—	—	—
Ordinary consolidated profit	854	952	925	960	985	1,052
Minority interests	199	215	204	172	145	176
Ordinary attributable profit to the Group	655	737	721	788	840	876

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

NOTE: In 2Q’15 not including attributable profit of EUR 835 million due to the net result of the reversal of tax liabilities in Brazil

Latin America

Constant EUR million

	1Q 14	2Q 14	3Q 14	4Q 14	1Q 15	2Q 15
Income statement
Net interest income	3,333	3,359	3,295	3,477	3,486	3,669
Net fees	1,017	1,036	1,090	1,176	1,116	1,171
Gains (losses) on financial transactions	117	115	246	31	168	163
Other operating income *	(3)	40	18	19	(2)	27
Gross income	4,463	4,550	4,650	4,703	4,768	5,030
Operating expenses	(1,870)	(1,885)	(1,975)	(2,050)	(2,015)	(2,058)
General administrative expenses	(1,684)	(1,724)	(1,791)	(1,874)	(1,836)	(1,874)
Personnel	(896)	(926)	(955)	(994)	(987)	(1,035)
Other general administrative expenses	(788)	(797)	(837)	(880)	(849)	(839)
Depreciation and amortisation	(185)	(162)	(184)	(177)	(179)	(185)
Net operating income	2,593	2,665	2,675	2,653	2,753	2,971
Net loan-loss provisions	(1,248)	(1,238)	(1,280)	(1,244)	(1,189)	(1,247)
Other income	(159)	(169)	(209)	(263)	(198)	(279)
Ordinary profit before taxes	1,186	1,257	1,186	1,145	1,366	1,446
Tax on profit	(308)	(299)	(272)	(167)	(394)	(381)
Ordinary profit from continuing operations	878	958	914	979	972	1,065
Net profit from discontinued operations	—	—	—	—	—	—
Ordinary consolidated profit	878	958	914	979	972	1,065
Minority interests	204	216	200	180	144	177
Ordinary attributable profit to the Group	673	742	714	799	828	889

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

NOTE: In 2Q’15 not including attributable profit of EUR 835 million due to the net result of the reversal of tax liabilities in Brazil

Brazil

EUR million

	1Q 14	2Q 14	3Q 14	4Q 14	1Q 15	2Q 15
Income statement
Net interest income	2,179	2,266	2,247	2,157	2,254	2,186
Net fees	627	683	740	781	707	683
Gains (losses) on financial transactions	13	(40)	144	(35)	24	66
Other operating income *	7	44	26	40	21	46
Gross income	2,826	2,952	3,158	2,943	3,007	2,981
Operating expenses	(1,140)	(1,204)	(1,299)	(1,298)	(1,187)	(1,151)
General administrative expenses	(1,014)	(1,083)	(1,163)	(1,177)	(1,068)	(1,034)
Personnel	(542)	(583)	(613)	(615)	(574)	(571)
Other general administrative expenses	(472)	(501)	(550)	(561)	(494)	(463)
Depreciation and amortisation	(126)	(121)	(136)	(121)	(118)	(116)
Net operating income	1,686	1,748	1,858	1,645	1,820	1,830
Net loan-loss provisions	(905)	(933)	(958)	(887)	(826)	(828)
Other income	(143)	(166)	(253)	(244)	(209)	(263)
Ordinary profit before taxes	639	650	647	514	785	739
Tax on profit	(194)	(178)	(160)	(111)	(253)	(230)
Ordinary profit from continuing operations	444	471	487	403	532	509
Net profit from discontinued operations	—	—	—	—	—	—
Ordinary consolidated profit	444	471	487	403	532	509
Minority interests	106	110	111	42	55	56
Ordinary attributable profit to the Group	339	362	376	361	477	452

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

NOTE: In 2Q’15 not including attributable profit of EUR 835 million due to the net result of the reversal of tax liabilities in Brazil

Brazil

Constant EUR million

	1Q 14	2Q 14	3Q 14	4Q 14	1Q 15	2Q 15
Income statement
Net interest income	2,137	2,097	2,045	2,074	2,194	2,246
Net fees	615	633	676	749	689	701
Gains (losses) on financial transactions	13	(39)	135	(32)	23	67
Other operating income *	6	42	24	39	20	46
Gross income	2,772	2,733	2,880	2,829	2,927	3,061
Operating expenses	(1,118)	(1,115)	(1,186)	(1,246)	(1,155)	(1,182)
General administrative expenses	(995)	(1,004)	(1,061)	(1,130)	(1,040)	(1,063)
Personnel	(532)	(540)	(559)	(591)	(559)	(587)
Other general administrative expenses	(463)	(464)	(502)	(539)	(481)	(476)
Depreciation and amortisation	(124)	(112)	(125)	(117)	(115)	(119)
Net operating income	1,654	1,618	1,695	1,583	1,772	1,879
Net loan-loss provisions	(887)	(863)	(873)	(853)	(804)	(850)
Other income	(140)	(154)	(233)	(234)	(203)	(269)
Ordinary profit before taxes	627	601	589	496	764	760
Tax on profit	(191)	(164)	(145)	(108)	(246)	(237)
Ordinary profit from continuing operations	436	437	444	388	518	523
Net profit from discontinued operations	—	—	—	—	—	—
Ordinary consolidated profit	436	437	444	388	518	523
Minority interests	104	102	101	41	54	58
Ordinary attributable profit to the Group	332	335	343	347	464	465

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

NOTE: In 2Q’15 not including attributable profit of EUR 835 million due to the net result of the reversal of tax liabilities in Brazil

Brazil

R$ million

	1Q 14	2Q 14	3Q 14	4Q 14	1Q 15	2Q 15
Income statement
Net interest income	7,060	6,927	6,756	6,851	7,248	7,419
Net fees	2,032	2,090	2,233	2,473	2,275	2,317
Gains (losses) on financial transactions	42	(127)	447	(107)	77	220
Other operating income *	21	137	78	128	67	153
Gross income	9,156	9,026	9,514	9,344	9,666	10,109
Operating expenses	(3,694)	(3,684)	(3,917)	(4,116)	(3,815)	(3,904)
General administrative expenses	(3,285)	(3,315)	(3,506)	(3,731)	(3,434)	(3,511)
Personnel	(1,756)	(1,784)	(1,847)	(1,952)	(1,847)	(1,937)
Other general administrative expenses	(1,529)	(1,531)	(1,658)	(1,779)	(1,587)	(1,573)
Depreciation and amortisation	(409)	(369)	(411)	(385)	(381)	(394)
Net operating income	5,462	5,343	5,597	5,228	5,851	6,205
Net loan-loss provisions	(2,930)	(2,850)	(2,882)	(2,818)	(2,657)	(2,808)
Other income	(462)	(508)	(770)	(772)	(672)	(888)
Ordinary profit before taxes	2,070	1,985	1,945	1,638	2,523	2,509
Tax on profit	(630)	(543)	(479)	(356)	(812)	(783)
Ordinary profit from continuing operations	1,440	1,442	1,466	1,283	1,711	1,726
Net profit from discontinued operations	—	—	—	—	—	—
Ordinary consolidated profit	1,440	1,442	1,466	1,283	1,711	1,726
Minority interests	342	336	333	137	177	191
Ordinary attributable profit to the Group	1,098	1,106	1,132	1,146	1,534	1,536

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

NOTE: In 2Q’15 not including attributable profit of EUR 835 million due to the net result of the reversal of tax liabilities in Brazil

Mexico

EUR million

	1Q 14	2Q 14	3Q 14	4Q 14	1Q 15	2Q 15
Income statement
Net interest income	499	518	549	572	597	621
Net fees	189	188	191	197	194	213
Gains (losses) on financial transactions	26	61	52	22	43	33
Other operating income *	(12)	(7)	(15)	(10)	(15)	(14)
Gross income	701	760	778	780	819	854
Operating expenses	(312)	(317)	(325)	(328)	(355)	(353)
General administrative expenses	(286)	(293)	(299)	(301)	(325)	(322)
Personnel	(138)	(144)	(153)	(158)	(168)	(173)
Other general administrative expenses	(148)	(149)	(147)	(143)	(157)	(148)
Depreciation and amortisation	(26)	(24)	(26)	(27)	(30)	(32)
Net operating income	389	442	453	452	463	501
Net loan-loss provisions	(179)	(191)	(210)	(177)	(211)	(224)
Other income	(2)	(2)	6	(1)	8	(2)
Profit before taxes	209	250	249	274	260	274
Tax on profit	(43)	(50)	(45)	(46)	(59)	(61)
Profit from continuing operations	166	200	204	228	201	213
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	166	200	204	228	201	213
Minority interests	40	46	49	56	48	53
Attributable profit to the Group	126	154	154	172	153	160

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

Mexico

Constant EUR million

	1Q 14	2Q 14	3Q 14	4Q 14	1Q 15	2Q 15
Income statement
Net interest income	536	547	566	587	595	622
Net fees	203	198	197	202	193	214
Gains (losses) on financial transactions	28	65	54	22	43	33
Other operating income *	(13)	(7)	(15)	(11)	(15)	(14)
Gross income	753	803	801	799	816	856
Operating expenses	(335)	(335)	(335)	(336)	(354)	(354)
General administrative expenses	(307)	(310)	(308)	(308)	(324)	(323)
Personnel	(149)	(152)	(157)	(162)	(167)	(174)
Other general administrative expenses	(159)	(158)	(151)	(146)	(157)	(149)
Depreciation and amortisation	(28)	(25)	(27)	(27)	(30)	(32)
Net operating income	418	468	466	464	462	502
Net loan-loss provisions	(192)	(202)	(217)	(181)	(210)	(225)
Other income	(2)	(2)	6	(1)	8	(2)
Profit before taxes	224	264	256	282	260	275
Tax on profit	(46)	(53)	(46)	(47)	(59)	(62)
Profit from continuing operations	178	211	210	235	200	214
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	178	211	210	235	200	214
Minority interests	43	48	51	57	48	53
Attributable profit to the Group	135	163	159	177	153	160

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

Mexico

Million pesos

	1Q 14	2Q 14	3Q 14	4Q 14	1Q 15	2Q 15
Income statement
Net interest income	9,042	9,237	9,552	9,906	10,041	10,504
Net fees	3,427	3,341	3,319	3,401	3,259	3,613
Gains (losses) on financial transactions	466	1,095	906	364	718	564
Other operating income *	(223)	(125)	(261)	(180)	(249)	(232)
Gross income	12,712	13,548	13,516	13,491	13,769	14,450
Operating expenses	(5,659)	(5,656)	(5,647)	(5,667)	(5,973)	(5,978)
General administrative expenses	(5,186)	(5,230)	(5,195)	(5,206)	(5,467)	(5,444)
Personnel	(2,511)	(2,568)	(2,654)	(2,735)	(2,819)	(2,934)
Other general administrative expenses	(2,675)	(2,663)	(2,542)	(2,471)	(2,648)	(2,510)
Depreciation and amortisation	(473)	(426)	(451)	(461)	(506)	(533)
Net operating income	7,053	7,892	7,870	7,824	7,795	8,472
Net loan-loss provisions	(3,237)	(3,401)	(3,654)	(3,058)	(3,545)	(3,791)
Other income	(28)	(34)	106	(13)	130	(36)
Profit before taxes	3,788	4,458	4,322	4,753	4,380	4,644
Tax on profit	(785)	(897)	(779)	(794)	(999)	(1,039)
Profit from continuing operations	3,003	3,561	3,542	3,959	3,381	3,606
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	3,003	3,561	3,542	3,959	3,381	3,606
Minority interests	724	813	860	968	807	902
Attributable profit to the Group	2,279	2,748	2,682	2,992	2,574	2,704

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

Chile

EUR million

	1Q 14	2Q 14	3Q 14	4Q 14	1Q 15	2Q 15
Income statement
Net interest income	408	447	387	491	398	498
Net fees	81	78	82	86	87	96
Gains (losses) on financial transactions	39	19	29	28	65	35
Other operating income *	5	5	5	3	4	4
Gross income	532	550	504	608	553	633
Operating expenses	(204)	(213)	(220)	(229)	(238)	(263)
General administrative expenses	(185)	(202)	(203)	(214)	(219)	(244)
Personnel	(106)	(121)	(121)	(129)	(128)	(149)
Other general administrative expenses	(79)	(81)	(82)	(85)	(91)	(95)
Depreciation and amortisation	(19)	(11)	(17)	(15)	(18)	(19)
Net operating income	328	336	284	379	316	370
Net loan-loss provisions	(116)	(118)	(131)	(156)	(132)	(126)
Other income	(7)	(3)	3	(18)	6	(3)
Profit before taxes	206	216	156	205	190	241
Tax on profit	(32)	(27)	(23)	29	(43)	(28)
Profit from continuing operations	173	189	132	234	147	212
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	173	189	132	234	147	212
Minority interests	53	59	43	74	41	65
Attributable profit to the Group	120	129	89	160	106	147

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

Chile

Constant EUR million

	1Q 14	2Q 14	3Q 14	4Q 14	1Q 15	2Q 15
Income statement
Net interest income	445	491	428	531	404	492
Net fees	88	86	91	93	88	94
Gains (losses) on financial transactions	42	21	32	30	66	34
Other operating income *	5	6	6	3	4	4
Gross income	581	604	557	657	562	625
Operating expenses	(222)	(234)	(243)	(247)	(241)	(260)
General administrative expenses	(202)	(222)	(224)	(231)	(222)	(241)
Personnel	(116)	(133)	(133)	(139)	(130)	(147)
Other general administrative expenses	(86)	(89)	(91)	(92)	(93)	(93)
Depreciation and amortisation	(21)	(12)	(19)	(16)	(19)	(19)
Net operating income	358	369	314	409	320	365
Net loan-loss provisions	(127)	(129)	(144)	(168)	(134)	(124)
Other income	(7)	(3)	3	(19)	6	(3)
Profit before taxes	224	237	172	222	193	238
Tax on profit	(35)	(30)	(26)	32	(44)	(28)
Profit from continuing operations	189	207	147	253	150	210
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	189	207	147	253	150	210
Minority interests	58	65	48	80	42	65
Attributable profit to the Group	131	142	99	173	108	145

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

Chile

Ch$ million

	1Q 14	2Q 14	3Q 14	4Q 14	1Q 15	2Q 15
Income statement
Net interest income	308,334	339,971	296,294	367,491	279,722	340,367
Net fees	61,169	59,211	63,049	64,460	60,830	65,361
Gains (losses) on financial transactions	29,113	14,750	22,383	20,548	45,671	23,778
Other operating income *	3,411	3,946	3,866	2,051	2,611	2,980
Gross income	402,028	417,878	385,592	454,549	388,834	432,486
Operating expenses	(153,985)	(162,187)	(168,289)	(171,079)	(166,957)	(179,795)
General administrative expenses	(139,725)	(153,687)	(155,058)	(159,752)	(154,015)	(166,696)
Personnel	(80,193)	(92,216)	(92,221)	(96,241)	(89,753)	(102,044)
Other general administrative expenses	(59,533)	(61,471)	(62,837)	(63,511)	(64,262)	(64,652)
Depreciation and amortisation	(14,259)	(8,500)	(13,231)	(11,327)	(12,942)	(13,099)
Net operating income	248,043	255,691	217,303	283,469	221,876	252,691
Net loan-loss provisions	(87,661)	(89,606)	(100,021)	(116,599)	(92,461)	(85,988)
Other income	(5,126)	(1,977)	2,120	(13,438)	4,340	(2,008)
Profit before taxes	155,256	164,109	119,402	153,433	133,755	164,694
Tax on profit	(24,257)	(20,834)	(17,909)	21,863	(30,251)	(19,172)
Profit from continuing operations	130,999	143,275	101,494	175,296	103,504	145,523
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	130,999	143,275	101,494	175,296	103,504	145,523
Minority interests	40,073	45,172	33,154	55,573	29,047	44,798
Attributable profit to the Group	90,926	98,103	68,340	119,723	74,457	100,724

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

USA

EUR million

	1Q 14	2Q 14	3Q 14	4Q 14	1Q 15	2Q 15
Income statement
Net interest income	1,137	1,174	1,222	1,256	1,463	1,549
Net fees	200	206	206	218	262	271
Gains (losses) on financial transactions	40	26	69	70	51	103
Other operating income *	16	32	41	67	92	77
Gross income	1,393	1,438	1,538	1,610	1,868	2,000
Operating expenses	(527)	(524)	(566)	(622)	(696)	(729)
General administrative expenses	(472)	(484)	(514)	(569)	(635)	(663)
Personnel	(262)	(274)	(285)	(320)	(363)	(379)
Other general administrative expenses	(210)	(209)	(229)	(249)	(272)	(284)
Depreciation and amortisation	(55)	(41)	(52)	(52)	(60)	(66)
Net operating income	866	914	971	989	1,172	1,271
Net loan-loss provisions	(546)	(499)	(611)	(577)	(639)	(754)
Other income	(2)	(3)	(14)	32	(18)	(42)
Profit before taxes	317	412	347	444	514	475
Tax on profit	(93)	(138)	(89)	(119)	(158)	(157)
Profit from continuing operations	224	275	257	325	357	317
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	224	275	257	325	357	317
Minority interests	44	65	49	61	100	100
Attributable profit to the Group	180	209	208	265	257	217

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

USA

Constant EUR million

	1Q 14	2Q 14	3Q 14	4Q 14	1Q 15	2Q 15
Income statement
Net interest income	1,397	1,445	1,451	1,405	1,477	1,535
Net fees	245	254	244	244	264	269
Gains (losses) on financial transactions	50	32	83	79	52	103
Other operating income *	20	39	49	77	92	76
Gross income	1,711	1,770	1,828	1,805	1,885	1,983
Operating expenses	(648)	(645)	(673)	(699)	(702)	(723)
General administrative expenses	(580)	(595)	(611)	(640)	(641)	(658)
Personnel	(322)	(337)	(339)	(360)	(366)	(376)
Other general administrative expenses	(258)	(258)	(272)	(280)	(275)	(282)
Depreciation and amortisation	(67)	(50)	(62)	(58)	(61)	(65)
Net operating income	1,064	1,125	1,155	1,106	1,183	1,260
Net loan-loss provisions	(671)	(614)	(727)	(644)	(645)	(748)
Other income	(3)	(3)	(17)	39	(19)	(41)
Profit before taxes	389	507	411	501	519	470
Tax on profit	(114)	(170)	(105)	(134)	(159)	(156)
Profit from continuing operations	275	338	305	368	360	314
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	275	338	305	368	360	314
Minority interests	54	81	58	68	101	99
Attributable profit to the Group	221	257	247	300	259	215

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

USA

US$ million

	1Q 14	2Q 14	3Q 14	4Q 14	1Q 15	2Q 15
Income statement
Net interest income	1,557	1,610	1,618	1,566	1,646	1,711
Net fees	273	283	272	272	294	300
Gains (losses) on financial transactions	55	35	93	88	58	114
Other operating income *	22	44	55	86	103	85
Gross income	1,907	1,972	2,038	2,012	2,101	2,210
Operating expenses	(722)	(719)	(750)	(779)	(783)	(806)
General administrative expenses	(647)	(663)	(681)	(714)	(715)	(733)
Personnel	(359)	(376)	(378)	(401)	(408)	(419)
Other general administrative expenses	(288)	(287)	(303)	(312)	(306)	(314)
Depreciation and amortisation	(75)	(56)	(69)	(65)	(68)	(73)
Net operating income	1,186	1,253	1,287	1,233	1,318	1,404
Net loan-loss provisions	(748)	(684)	(811)	(718)	(719)	(834)
Other income	(3)	(4)	(19)	43	(21)	(46)
Profit before taxes	434	566	458	559	579	524
Tax on profit	(128)	(189)	(117)	(149)	(177)	(174)
Profit from continuing operations	306	377	340	410	401	350
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	306	377	340	410	401	350
Minority interests	60	90	65	76	112	111
Attributable profit to the Group	246	287	275	334	289	239

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

Corporate Centre

EUR million

	1Q 14	2Q 14	3Q 14	4Q 14	1Q 15	2Q 15
Income statement
Net interest income	(233)	(153)	(112)	(115)	(220)	(132)
Net fees	(7)	(5)	(4)	(18)	(2)	(6)
Gains (losses) on financial transactions	214	85	238	162	12	(68)
Other operating income	0	(10)	(5)	(7)	(19)	28
Dividends	5	10	11	5	1	38
Income from equity-accounted method	0	(15)	(10)	(3)	(12)	(8)
Other operating income/expenses	(5)	(5)	(6)	(9)	(8)	(2)
Gross income	(25)	(83)	117	23	(230)	(177)
Operating expenses	(144)	(146)	(146)	(149)	(142)	(150)
Net operating income	(170)	(229)	(29)	(126)	(372)	(327)
Net loan-loss provisions	2	(2)	0	2	(1)	2
Other income	(27)	(48)	(53)	(325)	(98)	(132)
Ordinary profit before taxes	(195)	(278)	(82)	(449)	(470)	(458)
Tax on profit	7	13	(29)	(139)	5	(32)
Ordinary profit from continuing operations	(187)	(265)	(111)	(588)	(465)	(490)
Net profit from discontinued operations	—	—	—	—	0	—
Ordinary consolidated profit	(187)	(265)	(111)	(588)	(465)	(490)
Minority interests	(1)	0	(0)	(0)	26	(1)
Ordinary attributable profit to the Group	(187)	(265)	(111)	(588)	(491)	(489)

Retail Banking

EUR million

	1Q 14	2Q 14	3Q 14	4Q 14	1Q 15	2Q 15
Income statement
Net interest income	6,661	6,887	6,987	7,164	7,535	7,671
Net fees	2,002	2,043	2,104	2,188	2,173	2,190
Gains (losses) on financial transactions	205	252	435	503	353	348
Other operating income *	1	82	63	112	176	187
Gross income	8,869	9,264	9,589	9,967	10,237	10,395
Operating expenses	(4,202)	(4,248)	(4,395)	(4,537)	(4,659)	(4,699)
General administrative expenses	(3,787)	(3,894)	(4,018)	(4,141)	(4,280)	(4,292)
Personnel	(2,044)	(2,106)	(2,174)	(2,240)	(2,277)	(2,341)
Other general administrative expenses	(1,743)	(1,788)	(1,844)	(1,900)	(2,004)	(1,951)
Depreciation and amortisation	(415)	(355)	(378)	(396)	(379)	(407)
Net operating income	4,667	5,016	5,194	5,430	5,578	5,696
Net loan-loss provisions	(2,512)	(2,363)	(2,562)	(2,303)	(2,322)	(2,318)
Other income	(277)	(352)	(420)	(337)	(372)	(474)
Ordinary profit before taxes	1,877	2,301	2,212	2,791	2,885	2,905
Tax on profit	(447)	(570)	(497)	(615)	(765)	(760)
Ordinary profit from continuing operations	1,430	1,731	1,715	2,175	2,120	2,145
Net profit from discontinued operations	(0)	(0)	(7)	(19)	0	0
Ordinary consolidated profit	1,430	1,731	1,709	2,156	2,120	2,145
Minority interests	243	279	257	253	283	319
Ordinary attributable profit to the Group	1,187	1,453	1,452	1,903	1,837	1,826

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

NOTE: In 2Q’15 not including attributable profit of EUR 835 million due to the net result of the reversal of tax liabilities in Brazil

Retail Banking

Constant EUR million

	1Q 14	2Q 14	3Q 14	4Q 14	1Q 15	2Q 15
Income statement
Net interest income	7,112	7,237	7,217	7,431	7,559	7,717
Net fees	2,103	2,122	2,150	2,241	2,185	2,224
Gains (losses) on financial transactions	215	270	445	509	352	339
Other operating income *	5	90	72	122	177	190
Gross income	9,435	9,718	9,883	10,302	10,273	10,470
Operating expenses	(4,450)	(4,430)	(4,519)	(4,681)	(4,678)	(4,740)
General administrative expenses	(4,022)	(4,050)	(4,134)	(4,274)	(4,300)	(4,332)
Personnel	(2,150)	(2,227)	(2,247)	(2,320)	(2,291)	(2,365)
Other general administrative expenses	(1,872)	(1,824)	(1,887)	(1,954)	(2,008)	(1,967)
Depreciation and amortisation	(428)	(380)	(385)	(408)	(378)	(409)
Net operating income	4,985	5,288	5,364	5,621	5,595	5,730
Net loan-loss provisions	(2,661)	(2,440)	(2,620)	(2,364)	(2,312)	(2,330)
Other income	(282)	(349)	(408)	(339)	(368)	(478)
Ordinary profit before taxes	2,042	2,499	2,336	2,917	2,916	2,922
Tax on profit	(486)	(619)	(524)	(639)	(770)	(765)
Ordinary profit from continuing operations	1,556	1,881	1,812	2,278	2,146	2,158
Net profit from discontinued operations	(0)	(0)	(7)	(20)	0	0
Ordinary consolidated profit	1,556	1,881	1,806	2,259	2,146	2,158
Minority interests	258	294	263	268	284	318
Ordinary attributable profit to the Group	1,297	1,587	1,543	1,991	1,862	1,840

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

NOTE: In 2Q’15 not including attributable profit of EUR 835 million due to the net result of the reversal of tax liabilities in Brazil

Retail Banking Continental Europe

EUR million

	1Q 14	2Q 14	3Q 14	4Q 14	1Q 15	2Q 15
Income statement
Net interest income	1,584	1,631	1,608	1,700	1,820	1,756
Net fees	746	731	718	740	707	726
Gains (losses) on financial transactions	129	218	260	457	261	61
Other operating income *	(21)	0	(8)	22	77	80
Gross income	2,438	2,581	2,578	2,919	2,866	2,623
Operating expenses	(1,387)	(1,362)	(1,335)	(1,357)	(1,399)	(1,412)
General administrative expenses	(1,282)	(1,277)	(1,251)	(1,266)	(1,316)	(1,317)
Personnel	(692)	(680)	(670)	(687)	(700)	(724)
Other general administrative expenses	(590)	(596)	(580)	(579)	(617)	(593)
Depreciation and amortisation	(105)	(85)	(85)	(91)	(83)	(95)
Net operating income	1,050	1,219	1,243	1,562	1,467	1,211
Net loan-loss provisions	(620)	(588)	(568)	(563)	(536)	(431)
Other income	(70)	(109)	(98)	34	(76)	(107)
Profit before taxes	360	521	576	1,033	855	673
Tax on profit	(74)	(127)	(143)	(293)	(223)	(169)
Profit from continuing operations	286	394	434	740	632	504
Net profit from discontinued operations	(0)	(0)	(7)	(19)	0	0
Consolidated profit	286	394	427	721	632	504
Minority interests	36	37	45	48	69	66
Attributable profit to the Group	250	357	382	672	563	438

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Continental Europe

Constant EUR million

	1Q 14	2Q 14	3Q 14	4Q 14	1Q 15	2Q 15
Income statement
Net interest income	1,612	1,666	1,635	1,741	1,864	1,783
Net fees	766	761	743	764	730	750
Gains (losses) on financial transactions	127	224	259	455	259	53
Other operating income *	(21)	1	(6)	23	78	84
Gross income	2,484	2,653	2,630	2,983	2,930	2,670
Operating expenses	(1,414)	(1,388)	(1,362)	(1,385)	(1,430)	(1,441)
General administrative expenses	(1,320)	(1,290)	(1,277)	(1,294)	(1,347)	(1,346)
Personnel	(688)	(718)	(687)	(705)	(720)	(743)
Other general administrative expenses	(632)	(573)	(590)	(589)	(627)	(603)
Depreciation and amortisation	(93)	(98)	(85)	(91)	(83)	(95)
Net operating income	1,070	1,265	1,269	1,598	1,500	1,229
Net loan-loss provisions	(620)	(588)	(568)	(563)	(537)	(432)
Other income	(70)	(110)	(98)	29	(77)	(106)
Profit before taxes	380	568	603	1,064	886	691
Tax on profit	(79)	(135)	(148)	(300)	(229)	(173)
Profit from continuing operations	301	432	455	764	657	518
Net profit from discontinued operations	(0)	(0)	(7)	(20)	0	0
Consolidated profit	301	432	449	745	657	518
Minority interests	36	37	45	49	70	65
Attributable profit to the Group	265	395	404	696	587	453

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking United Kingdom

EUR million

	1Q 14	2Q 14	3Q 14	4Q 14	1Q 15	2Q 15
Income statement
Net interest income	978	1,017	1,078	1,110	1,175	1,230
Net fees	206	201	210	208	230	233
Gains (losses) on financial transactions	21	16	(2)	(32)	4	41
Other operating income *	5	4	8	4	3	1
Gross income	1,210	1,239	1,294	1,290	1,412	1,505
Operating expenses	(631)	(636)	(652)	(697)	(730)	(750)
General administrative expenses	(545)	(559)	(587)	(608)	(660)	(670)
Personnel	(320)	(327)	(353)	(354)	(339)	(356)
Other general administrative expenses	(226)	(231)	(234)	(254)	(321)	(315)
Depreciation and amortisation	(86)	(78)	(65)	(89)	(70)	(80)
Net operating income	579	603	642	594	682	755
Net loan-loss provisions	(116)	(91)	(87)	(32)	(72)	(34)
Other income	(43)	(60)	(74)	(134)	(56)	(51)
Profit before taxes	420	452	481	428	554	670
Tax on profit	(84)	(96)	(103)	(97)	(109)	(149)
Profit from continuing operations	336	357	378	331	446	522
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	336	357	378	331	446	522
Minority interests	—	—	—	—	8	9
Attributable profit to the Group	336	357	378	331	438	512

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking United Kingdom

Constant EUR million

	1Q 14	2Q 14	3Q 14	4Q 14	1Q 15	2Q 15
Income statement
Net interest income	1,106	1,133	1,169	1,197	1,192	1,213
Net fees	233	224	227	225	233	229
Gains (losses) on financial transactions	24	18	(2)	(35)	4	40
Other operating income *	5	5	9	4	3	1
Gross income	1,369	1,379	1,403	1,391	1,433	1,483
Operating expenses	(714)	(708)	(707)	(752)	(741)	(739)
General administrative expenses	(617)	(622)	(636)	(656)	(670)	(660)
Personnel	(362)	(364)	(383)	(382)	(344)	(351)
Other general administrative expenses	(255)	(258)	(253)	(274)	(326)	(310)
Depreciation and amortisation	(97)	(86)	(70)	(96)	(71)	(78)
Net operating income	655	671	696	639	692	745
Net loan-loss provisions	(132)	(101)	(93)	(33)	(74)	(33)
Other income	(48)	(67)	(81)	(146)	(57)	(50)
Profit before taxes	475	504	522	460	562	662
Tax on profit	(95)	(106)	(112)	(105)	(110)	(147)
Profit from continuing operations	380	397	410	356	452	515
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	380	397	410	356	452	515
Minority interests	—	—	—	—	8	9
Attributable profit to the Group	380	397	410	356	444	505

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking United Kingdom

£ million

	1Q 14	2Q 14	3Q 14	4Q 14	1Q 15	2Q 15
Income statement
Net interest income	810	829	855	876	873	887
Net fees	171	164	166	164	171	168
Gains (losses) on financial transactions	18	13	(2)	(26)	3	30
Other operating income *	4	4	6	3	3	1
Gross income	1,002	1,009	1,026	1,018	1,049	1,086
Operating expenses	(522)	(518)	(517)	(550)	(542)	(541)
General administrative expenses	(452)	(455)	(466)	(480)	(490)	(483)
Personnel	(265)	(267)	(280)	(279)	(252)	(257)
Other general administrative expenses	(187)	(189)	(185)	(201)	(239)	(227)
Depreciation and amortisation	(71)	(63)	(51)	(70)	(52)	(57)
Net operating income	480	491	509	468	507	545
Net loan-loss provisions	(96)	(74)	(68)	(24)	(54)	(24)
Other income	(35)	(49)	(59)	(107)	(41)	(36)
Profit before taxes	348	369	382	337	412	484
Tax on profit	(69)	(78)	(82)	(77)	(81)	(108)
Profit from continuing operations	278	291	300	260	331	377
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	278	291	300	260	331	377
Minority interests	—	—	—	—	6	7
Attributable profit to the Group	278	291	300	260	325	370

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Latin America

EUR million

	1Q 14	2Q 14	3Q 14	4Q 14	1Q 15	2Q 15
Income statement
Net interest income	2,982	3,083	3,104	3,122	3,101	3,162
Net fees	877	925	990	1,048	996	990
Gains (losses) on financial transactions	27	2	118	22	54	153
Other operating income *	1	43	23	20	3	29
Gross income	3,888	4,053	4,234	4,212	4,154	4,333
Operating expenses	(1,693)	(1,762)	(1,878)	(1,904)	(1,877)	(1,862)
General administrative expenses	(1,523)	(1,610)	(1,701)	(1,740)	(1,711)	(1,693)
Personnel	(793)	(848)	(887)	(906)	(901)	(918)
Other general administrative expenses	(730)	(762)	(814)	(834)	(809)	(775)
Depreciation and amortisation	(170)	(152)	(177)	(164)	(166)	(169)
Net operating income	2,195	2,291	2,357	2,308	2,277	2,471
Net loan-loss provisions	(1,226)	(1,211)	(1,322)	(1,129)	(1,074)	(1,101)
Other income	(162)	(180)	(233)	(270)	(221)	(274)
Ordinary profit before taxes	807	901	801	910	981	1,096
Tax on profit	(201)	(204)	(159)	(110)	(277)	(283)
Ordinary profit from continuing operations	607	697	642	800	704	813
Net profit from discontinued operations	—	—	—	—	—	—
Ordinary consolidated profit	607	697	642	800	704	813
Minority interests	163	176	163	144	107	143
Ordinary attributable profit to the Group	443	520	479	655	598	670

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

NOTE: In 2Q’15 not including attributable profit of EUR 835 million due to the net result of the reversal of tax liabilities in Brazil

Retail Banking Latin America

Constant EUR million

	1Q 14	2Q 14	3Q 14	4Q 14	1Q 15	2Q 15
Income statement
Net interest income	3,021	3,015	2,990	3,115	3,051	3,212
Net fees	890	909	958	1,039	979	1,006
Gains (losses) on financial transactions	31	9	119	25	54	152
Other operating income *	1	41	21	18	2	29
Gross income	3,943	3,975	4,087	4,196	4,087	4,399
Operating expenses	(1,719)	(1,733)	(1,821)	(1,894)	(1,848)	(1,891)
General administrative expenses	(1,548)	(1,586)	(1,651)	(1,731)	(1,684)	(1,720)
Personnel	(806)	(836)	(863)	(903)	(888)	(932)
Other general administrative expenses	(742)	(750)	(788)	(828)	(796)	(788)
Depreciation and amortisation	(171)	(147)	(169)	(162)	(163)	(171)
Net operating income	2,224	2,241	2,267	2,302	2,239	2,508
Net loan-loss provisions	(1,233)	(1,169)	(1,263)	(1,120)	(1,056)	(1,119)
Other income	(161)	(170)	(212)	(262)	(215)	(280)
Ordinary profit before taxes	830	903	791	921	968	1,109
Tax on profit	(204)	(200)	(155)	(107)	(272)	(287)
Ordinary profit from continuing operations	627	702	636	814	695	822
Net profit from discontinued operations	—	—	—	—	—	—
Ordinary consolidated profit	627	702	636	814	695	822
Minority interests	168	176	160	151	106	143
Ordinary attributable profit to the Group	458	526	477	663	589	679

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

NOTE: In 2Q’15 not including attributable profit of EUR 835 million due to the net result of the reversal of tax liabilities in Brazil

Retail Banking USA

EUR million

	1Q 14	2Q 14	3Q 14	4Q 14	1Q 15	2Q 15
Income statement
Net interest income	1,117	1,156	1,198	1,232	1,438	1,523
Net fees	173	186	187	191	240	241
Gains (losses) on financial transactions	27	16	58	56	34	94
Other operating income *	16	34	40	66	93	77
Gross income	1,333	1,392	1,482	1,545	1,806	1,935
Operating expenses	(491)	(488)	(530)	(579)	(653)	(676)
General administrative expenses	(437)	(449)	(479)	(527)	(594)	(611)
Personnel	(239)	(251)	(263)	(294)	(337)	(343)
Other general administrative expenses	(198)	(198)	(216)	(234)	(257)	(268)
Depreciation and amortisation	(54)	(40)	(51)	(52)	(59)	(64)
Net operating income	842	903	953	966	1,152	1,259
Net loan-loss provisions	(550)	(473)	(584)	(579)	(639)	(752)
Other income	(3)	(3)	(14)	32	(18)	(42)
Profit before taxes	290	427	354	419	495	465
Tax on profit	(89)	(143)	(93)	(114)	(157)	(159)
Profit from continuing operations	201	284	261	305	338	306
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	201	284	261	305	338	306
Minority interests	44	65	49	61	100	100
Attributable profit to the Group	157	218	212	244	239	205

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking USA

Constant EUR million

	1Q 14	2Q 14	3Q 14	4Q 14	1Q 15	2Q 15
Income statement
Net interest income	1,373	1,422	1,423	1,378	1,451	1,509
Net fees	213	229	222	214	242	239
Gains (losses) on financial transactions	33	19	70	64	35	93
Other operating income *	20	42	48	77	94	76
Gross income	1,638	1,712	1,762	1,732	1,822	1,918
Operating expenses	(603)	(601)	(630)	(651)	(659)	(670)
General administrative expenses	(537)	(552)	(569)	(593)	(600)	(606)
Personnel	(294)	(309)	(313)	(330)	(340)	(340)
Other general administrative expenses	(243)	(243)	(257)	(263)	(259)	(266)
Depreciation and amortisation	(67)	(49)	(61)	(58)	(60)	(64)
Net operating income	1,035	1,111	1,132	1,081	1,163	1,248
Net loan-loss provisions	(676)	(583)	(696)	(649)	(645)	(746)
Other income	(3)	(3)	(17)	39	(19)	(41)
Profit before taxes	356	525	420	472	499	461
Tax on profit	(109)	(176)	(109)	(128)	(158)	(158)
Profit from continuing operations	248	349	311	344	341	303
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	248	349	311	344	341	303
Minority interests	54	81	58	68	101	99
Attributable profit to the Group	194	269	252	276	241	203

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking USA

US$ million

	1Q 14	2Q 14	3Q 14	4Q 14	1Q 15	2Q 15
Income statement
Net interest income	1,530	1,585	1,586	1,536	1,618	1,682
Net fees	237	255	247	238	270	266
Gains (losses) on financial transactions	37	21	78	71	39	104
Other operating income *	22	47	54	85	104	85
Gross income	1,826	1,908	1,964	1,931	2,031	2,137
Operating expenses	(672)	(669)	(702)	(725)	(735)	(746)
General administrative expenses	(598)	(615)	(635)	(661)	(668)	(675)
Personnel	(327)	(344)	(349)	(368)	(379)	(379)
Other general administrative expenses	(271)	(271)	(286)	(293)	(289)	(296)
Depreciation and amortisation	(74)	(55)	(68)	(64)	(67)	(71)
Net operating income	1,154	1,239	1,262	1,205	1,296	1,391
Net loan-loss provisions	(753)	(649)	(775)	(723)	(719)	(832)
Other income	(3)	(4)	(19)	43	(21)	(46)
Profit before taxes	397	586	468	526	557	513
Tax on profit	(121)	(196)	(122)	(143)	(176)	(176)
Profit from continuing operations	276	389	346	383	380	337
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	276	389	346	383	380	337
Minority interests	60	90	65	76	112	111
Attributable profit to the Group	216	299	281	307	268	226

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

Global Corporate Banking

EUR million

	1Q 14	2Q 14	3Q 14	4Q 14	1Q 15	2Q 15
Income statement
Net interest income	566	646	600	669	737	741
Net fees	336	365	338	354	352	402
Gains (losses) on financial transactions	348	173	276	(50)	286	58
Other operating income *	32	133	42	95	22	153
Gross income	1,281	1,317	1,257	1,068	1,398	1,355
Operating expenses	(444)	(454)	(471)	(471)	(510)	(522)
General administrative expenses	(406)	(414)	(431)	(431)	(466)	(479)
Personnel	(241)	(243)	(257)	(248)	(266)	(283)
Other general administrative expenses	(165)	(171)	(174)	(183)	(201)	(197)
Depreciation and amortisation	(38)	(39)	(41)	(40)	(44)	(43)
Net operating income	837	864	785	596	888	832
Net loan-loss provisions	(107)	(197)	(133)	(105)	(198)	(144)
Other income	(19)	(19)	1	(65)	4	(23)
Profit before taxes	710	647	653	426	694	665
Tax on profit	(199)	(174)	(187)	(107)	(198)	(181)
Profit from continuing operations	512	473	467	319	496	484
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	512	473	467	319	496	484
Minority interests	36	39	42	29	39	33
Attributable profit to the Group	476	433	425	291	457	451

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

Global Corporate Banking

Constant EUR million

	1Q 14	2Q 14	3Q 14	4Q 14	1Q 15	2Q 15
Income statement
Net interest income	580	652	603	675	729	749
Net fees	349	373	342	362	351	403
Gains (losses) on financial transactions	361	189	282	(40)	286	58
Other operating income *	33	132	42	95	22	153
Gross income	1,323	1,347	1,269	1,092	1,389	1,363
Operating expenses	(468)	(472)	(485)	(485)	(510)	(523)
General administrative expenses	(429)	(433)	(444)	(444)	(466)	(479)
Personnel	(256)	(255)	(265)	(257)	(266)	(283)
Other general administrative expenses	(173)	(178)	(180)	(187)	(201)	(196)
Depreciation and amortisation	(38)	(39)	(41)	(41)	(43)	(43)
Net operating income	856	874	784	608	879	841
Net loan-loss provisions	(108)	(202)	(137)	(99)	(195)	(147)
Other income	(20)	(19)	2	(66)	4	(23)
Profit before taxes	728	653	649	443	688	671
Tax on profit	(202)	(175)	(185)	(111)	(196)	(183)
Profit from continuing operations	526	478	464	332	492	488
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	526	478	464	332	492	488
Minority interests	37	40	41	29	39	34
Attributable profit to the Group	489	438	423	302	453	454

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

Operating areas

EUR million

	31.03.14	30.06.14	30.09.14	31.12.14	31.03.15	30.06.15
Balance sheet
Customer loans **	688,025	702,679	717,640	730,301	788,337	793,222
Trading portfolio (w/o loans)	114,653	125,128	136,469	142,031	155,363	139,904
Available-for-sale financial assets	88,974	88,206	96,988	111,952	121,160	125,314
Due from credit institutions **	105,998	96,069	113,863	106,259	129,653	113,202
Intangible assets and property and equipment	18,535	19,088	20,741	25,312	26,426	26,288
Other assets	117,413	116,029	114,998	111,498	115,523	105,130
Total assets/liabilities & shareholders’ equity	1,133,598	1,147,198	1,200,700	1,227,354	1,336,462	1,303,060
Customer deposits **	618,791	616,217	644,698	642,367	684,808	685,723
Marketable debt securities **	155,756	163,197	169,655	171,932	181,901	178,233
Subordinated debt **	13,565	13,780	13,853	13,025	13,890	12,975
Insurance liabilities	1,548	1,602	1,671	713	670	648
Due to credit institutions **	142,385	141,670	147,170	170,763	201,645	190,375
Other liabilities	129,158	137,235	148,573	149,679	174,028	153,987
Stockholders’ equity ***	72,394	73,496	75,079	78,875	79,520	81,120
Other managed and marketed customer funds	144,296	154,195	161,174	161,788	175,755	174,760
Mutual funds	111,392	119,739	124,911	124,708	135,254	135,582
Pension funds	11,064	11,258	11,341	11,481	11,960	11,503
Managed portfolios	21,839	23,198	24,923	25,599	28,541	27,675
Managed and marketed customer funds	932,408	947,389	989,379	989,112	1,056,354	1,051,690

(**).-   Including all on-balance sheet balances for this item

(***).- Capital + reserves + profit + valuation adjustments

Operating areas

Constant EUR million

	31.03.14	30.06.14	30.09.14	31.12.14	31.03.15	30.06.15
Balance sheet
Customer loans **	737,268	739,679	741,815	757,282	786,819	793,222
Trading portfolio (w/o loans)	119,907	127,814	138,041	145,202	155,175	139,904
Available-for-sale financial assets	90,858	88,989	97,768	112,791	120,333	125,314
Due from credit institutions **	109,678	98,227	114,430	107,686	129,021	113,202
Intangible assets and property and equipment	19,485	20,101	21,517	26,052	26,084	26,288
Other assets	124,099	119,140	116,482	113,964	115,236	105,130
Total assets/liabilities & shareholders’ equity	1,201,295	1,193,951	1,230,052	1,262,977	1,332,668	1,303,060
Customer deposits **	657,293	643,251	662,544	662,894	683,101	685,723
Marketable debt securities **	167,872	172,019	175,565	178,694	182,368	178,233
Subordinated debt **	14,329	14,093	14,062	13,347	13,880	12,975
Insurance liabilities	1,548	1,602	1,671	714	670	648
Due to credit institutions **	149,696	146,854	149,729	173,963	200,199	190,375
Other liabilities	133,796	139,394	149,679	152,561	173,653	153,987
Stockholders’ equity ***	76,761	76,740	76,802	80,804	78,796	81,120
Other managed and marketed customer funds	145,123	152,307	158,468	161,126	174,018	174,760
Mutual funds	109,962	115,684	120,892	123,053	134,217	135,582
Pension funds	11,064	11,258	11,341	11,481	11,960	11,503
Managed portfolios	24,096	25,365	26,235	26,592	27,841	27,675
Managed and marketed customer funds	984,618	981,668	1,010,638	1,016,061	1,053,367	1,051,690

(**).-   Including all on-balance sheet balances for this item

(***).- Capital + reserves + profit + valuation adjustments

Continental Europe

EUR million

	31.03.14	30.06.14	30.09.14	31.12.14	31.03.15	30.06.15
Balance sheet
Customer loans **	266,531	268,489	265,807	268,735	279,925	280,580
Trading portfolio (w/o loans)	55,734	59,107	63,550	65,863	76,199	62,294
Available-for-sale financial assets	44,947	45,250	51,901	56,845	60,661	61,076
Due from credit institutions **	64,024	57,594	64,365	66,602	79,357	64,823
Intangible assets and property and equipment	8,938	8,302	8,391	11,796	11,241	11,158
Other assets	24,901	25,306	24,168	26,757	27,850	27,938
Total assets/liabilities & shareholders’ equity	465,076	464,048	478,182	496,598	535,232	507,870
Customer deposits **	259,011	255,909	260,302	256,909	268,190	263,955
Marketable debt securities **	49,107	51,216	50,508	54,431	49,534	47,754
Subordinated debt **	407	409	403	409	441	171
Insurance liabilities	1,548	1,602	1,671	713	669	647
Due to credit institutions **	74,718	70,374	77,125	90,305	113,197	101,540
Other liabilities	51,739	56,055	59,400	64,304	72,885	62,801
Stockholders’ equity ***	28,545	28,482	28,773	29,526	30,315	31,003
Other managed and marketed customer funds	59,562	63,423	65,556	66,825	72,601	71,426
Mutual funds	40,844	43,882	45,698	46,936	51,486	50,915
Pension funds	11,064	11,258	11,341	11,481	11,960	11,503
Managed portfolios	7,654	8,283	8,517	8,408	9,155	9,008
Managed and marketed customer funds	368,086	370,958	376,769	378,575	390,766	383,305

(**).-   Including all on-balance sheet balances for this item

(***).- Capital + reserves + profit + valuation adjustments

Continental Europe

Constant EUR million

	31.03.14	30.06.14	30.09.14	31.12.14	31.03.15	30.06.15
Balance sheet
Customer loans **	266,826	268,646	265,575	269,770	279,085	280,580
Trading portfolio (w/o loans)	55,859	59,109	63,598	65,892	76,164	62,294
Available-for-sale financial assets	44,998	45,270	51,903	57,016	60,477	61,076
Due from credit institutions **	64,486	58,265	64,679	66,903	79,218	64,823
Intangible assets and property and equipment	8,935	8,327	8,468	11,859	11,204	11,158
Other assets	24,948	25,313	24,176	26,851	27,766	27,938
Total assets/liabilities & shareholders’ equity	466,053	464,929	478,400	498,291	533,914	507,870
Customer deposits **	259,099	255,909	260,270	257,555	267,547	263,955
Marketable debt securities **	48,965	51,096	50,261	54,530	49,485	47,754
Subordinated debt **	405	406	402	416	432	171
Insurance liabilities	1,548	1,602	1,671	714	669	647
Due to credit institutions **	75,359	71,133	77,469	90,923	112,845	101,540
Other liabilities	51,852	56,047	59,433	64,396	72,778	62,801
Stockholders’ equity ***	28,825	28,735	28,894	29,757	30,158	31,003
Other managed and marketed customer funds	59,805	63,679	65,722	67,026	72,430	71,426
Mutual funds	40,837	43,862	45,692	47,007	51,387	50,915
Pension funds	11,064	11,258	11,341	11,481	11,960	11,503
Managed portfolios	7,904	8,559	8,689	8,538	9,083	9,008
Managed and marketed customer funds	368,274	371,091	376,655	379,527	389,894	383,305

(**).-   Including all on-balance sheet balances for this item

(***).- Capital + reserves + profit + valuation adjustments

Spain

EUR million

	31.03.14	30.06.14	30.09.14	31.12.14	31.03.15	30.06.15
Balance sheet
Customer loans **	157,458	159,264	156,390	157,047	157,709	158,383
Trading portfolio (w/o loans)	51,605	56,119	60,300	62,470	72,674	58,976
Available-for-sale financial assets	31,907	32,660	36,684	42,337	46,297	46,643
Due from credit institutions **	45,507	38,543	45,722	48,838	60,193	45,297
Intangible assets and property and equipment	3,856	3,600	3,542	3,423	2,866	2,904
Other assets	9,012	8,627	7,213	9,541	8,063	8,348
Total assets/liabilities & shareholders’ equity	299,346	298,813	309,851	323,657	347,801	320,551
Customer deposits **	183,196	181,065	182,273	178,446	189,734	184,294
Marketable debt securities **	35,521	33,782	31,676	35,700	27,647	26,752
Subordinated debt **	8	8	1	6	0	1
Insurance liabilities	551	526	504	539	566	551
Due to credit institutions **	25,267	23,637	32,654	42,585	56,589	45,009
Other liabilities	43,608	48,625	51,766	54,911	62,091	52,112
Stockholders’ equity ***	11,196	11,170	10,976	11,470	11,174	11,832
Other managed and marketed customer funds	51,969	55,383	57,278	58,554	63,173	62,224
Mutual funds	36,018	38,827	40,555	42,041	45,936	45,471
Pension funds	10,197	10,388	10,486	10,564	10,992	10,587
Managed portfolios	5,754	6,167	6,238	5,949	6,244	6,167
Managed and marketed customer funds	270,693	270,238	271,228	272,706	280,554	273,271

(**).-   Including all on-balance sheet balances for this item

(***).- Capital + reserves + profit + valuation adjustments

Santander Consumer Finance

EUR million

	31.03.14	30.06.14	30.09.14	31.12.14	31.03.15	30.06.15
Balance sheet
Customer loans **	57,433	58,058	58,596	60,448	68,690	69,546
Trading portfolio (w/o loans)	878	270	41	87	31	59
Available-for-sale financial assets	478	591	603	988	1,122	1,841
Due from credit institutions **	7,245	6,528	5,544	5,476	5,551	6,136
Intangible assets and property and equipment	913	795	783	786	779	767
Other assets	3,165	3,073	3,355	3,734	4,220	4,001
Total assets/liabilities & shareholders’ equity	70,112	69,315	68,921	71,520	80,392	82,350
Customer deposits **	30,611	30,736	30,571	30,847	30,989	31,810
Marketable debt securities **	11,217	13,503	14,803	15,646	18,915	18,043
Subordinated debt **	64	65	65	66	69	70
Insurance liabilities	—	—	—	—	—	—
Due to credit institutions **	17,662	14,861	13,237	14,266	18,285	20,573
Other liabilities	3,577	2,996	2,873	3,343	4,273	4,051
Stockholders’ equity ***	6,981	7,154	7,372	7,351	7,861	7,803
Other managed and marketed customer funds	7	7	7	7	7	7
Mutual funds	2	2	2	2	2	2
Pension funds	5	5	5	5	5	5
Managed portfolios	—	—	—	—	—	—
Managed and marketed customer funds	41,899	44,310	45,446	46,566	49,980	49,930

(**).-   Including all on-balance sheet balances for this item

(***).- Capital + reserves + profit + valuation adjustments

Poland

EUR million

	31.03.14	30.06.14	30.09.14	31.12.14	31.03.15	30.06.15
Balance sheet
Customer loans **	16,728	17,064	17,217	16,976	18,303	18,329
Trading portfolio (w/o loans)	809	799	795	1,166	1,258	1,132
Available-for-sale financial assets	5,127	4,214	5,920	5,816	5,355	5,647
Due from credit institutions **	1,256	607	952	1,061	1,223	1,245
Intangible assets and property and equipment	223	214	224	236	241	235
Other assets	2,286	2,570	2,257	2,540	2,168	1,660
Total assets/liabilities & shareholders’ equity	26,428	25,467	27,364	27,794	28,548	28,248
Customer deposits **	18,803	18,325	20,224	20,144	20,481	20,181
Marketable debt securities **	121	120	236	230	240	350
Subordinated debt **	335	336	337	337	372	100
Insurance liabilities	81	79	79	77	—	—
Due to credit institutions **	2,218	1,563	1,074	1,264	1,268	1,659
Other liabilities	2,674	2,872	3,101	3,467	3,786	3,591
Stockholders’ equity ***	2,197	2,171	2,313	2,274	2,402	2,367
Other managed and marketed customer funds	3,555	3,647	3,782	3,515	3,960	3,928
Mutual funds	3,455	3,556	3,692	3,430	3,813	3,766
Pension funds	—	—	—	—	—	—
Managed portfolios	101	91	90	85	147	162
Managed and marketed customer funds	22,815	22,429	24,579	24,226	25,053	24,559

(**).-   Including all on-balance sheet balances for this item

(***).- Capital + reserves + profit + valuation adjustments

Poland

Constant EUR million

	31.03.14	30.06.14	30.09.14	31.12.14	31.03.15	30.06.15
Balance sheet
Customer loans **	16,651	16,924	17,161	17,308	17,842	18,329
Trading portfolio (w/o loans)	805	792	792	1,189	1,227	1,132
Available-for-sale financial assets	5,103	4,180	5,901	5,930	5,220	5,647
Due from credit institutions **	1,250	602	949	1,081	1,192	1,245
Intangible assets and property and equipment	222	212	224	240	235	235
Other assets	2,276	2,549	2,250	2,590	2,114	1,660
Total assets/liabilities & shareholders’ equity	26,307	25,258	27,276	28,338	27,828	28,248
Customer deposits **	18,717	18,175	20,159	20,539	19,964	20,181
Marketable debt securities **	121	119	235	235	234	350
Subordinated debt **	333	334	336	344	363	100
Insurance liabilities	80	78	79	79	—	—
Due to credit institutions **	2,207	1,551	1,071	1,289	1,236	1,659
Other liabilities	2,661	2,849	3,091	3,535	3,690	3,591
Stockholders’ equity ***	2,187	2,153	2,306	2,319	2,341	2,367
Other managed and marketed customer funds	3,539	3,617	3,770	3,583	3,860	3,928
Mutual funds	3,439	3,527	3,680	3,497	3,717	3,766
Pension funds	—	—	—	—	—	—
Managed portfolios	100	90	90	87	143	162
Managed and marketed customer funds	22,710	22,245	24,500	24,700	24,421	24,559

(**).-   Including all on-balance sheet balances for this item

(***).- Capital + reserves + profit + valuation adjustments

Poland

PLN million

	31.03.14	30.06.14	30.09.14	31.12.14	31.03.15	30.06.15
Balance sheet
Customer loans **	69,787	70,930	71,924	72,541	74,776	76,820
Trading portfolio (w/o loans)	3,375	3,319	3,319	4,982	5,141	4,746
Available-for-sale financial assets	21,388	17,517	24,731	24,851	21,876	23,668
Due from credit institutions **	5,238	2,523	3,976	4,532	4,997	5,217
Intangible assets and property and equipment	931	889	938	1,008	984	983
Other assets	9,538	10,682	9,429	10,856	8,859	6,956
Total assets/liabilities & shareholders’ equity	110,257	105,860	114,317	118,769	116,632	118,390
Customer deposits **	78,446	76,173	84,489	86,080	83,671	84,580
Marketable debt securities **	505	501	984	984	982	1,467
Subordinated debt **	1,397	1,398	1,409	1,440	1,519	420
Insurance liabilities	337	328	330	331	—	—
Due to credit institutions **	9,252	6,499	4,488	5,402	5,181	6,953
Other liabilities	11,154	11,940	12,953	14,816	15,466	15,048
Stockholders’ equity ***	9,166	9,023	9,664	9,717	9,812	9,921
Other managed and marketed customer funds	14,833	15,160	15,799	15,018	16,179	16,464
Mutual funds	14,413	14,782	15,423	14,655	15,578	15,784
Pension funds	—	—	—	—	—	—
Managed portfolios	420	378	376	363	601	680
Managed and marketed customer funds	95,181	93,232	102,681	103,522	102,352	102,931

(**).-   Including all on-balance sheet balances for this item

(***).- Capital + reserves + profit + valuation adjustments

Portugal

EUR million

	31.03.14	30.06.14	30.09.14	31.12.14	31.03.15	30.06.15
Balance sheet
Customer loans **	24,240	24,111	23,333	23,180	23,045	23,097
Trading portfolio (w/o loans)	1,884	1,880	1,998	2,082	2,160	2,076
Available-for-sale financial assets	6,711	7,119	8,060	7,011	6,877	5,711
Due from credit institutions **	2,540	2,491	2,466	2,163	2,173	1,934
Intangible assets and property and equipment	800	763	749	729	700	693
Other assets	5,810	6,276	6,708	6,450	5,857	5,903
Total assets/liabilities & shareholders’ equity	41,986	42,640	43,313	41,616	40,813	39,415
Customer deposits **	23,586	23,253	24,131	24,016	23,529	23,796
Marketable debt securities **	2,248	3,811	3,793	2,855	2,732	2,608
Subordinated debt **	0	0	0	0	(0)	0
Insurance liabilities	80	80	80	27	30	24
Due to credit institutions **	12,916	12,274	12,074	11,543	11,043	9,794
Other liabilities	857	922	769	787	888	971
Stockholders’ equity ***	2,299	2,300	2,466	2,388	2,591	2,221
Other managed and marketed customer funds	2,227	2,396	2,347	2,501	2,870	2,876
Mutual funds	1,185	1,311	1,246	1,276	1,530	1,555
Pension funds	862	864	849	911	962	910
Managed portfolios	179	222	252	314	379	411
Managed and marketed customer funds	28,061	29,460	30,271	29,372	29,131	29,281

(**).-   Including all on-balance sheet balances for this item

(***).- Capital + reserves + profit + valuation adjustments

Spain’s real estate activity

EUR million

	31.03.14	30.06.14	30.09.14	31.12.14	31.03.15	30.06.15
Balance sheet
Customer loans **	5,250	4,915	4,365	4,181	3,942	3,323
Trading portfolio (w/o loans)	—	—	—	—	6	4
Available-for-sale financial assets	210	210	210	210	167	168
Due from credit institutions **	14	20	49	51	59	65
Intangible assets and property and equipment	3,131	2,794	2,437	5,950	5,865	5,804
Other assets	3,428	3,595	3,498	3,655	6,429	6,753
Total assets/liabilities & shareholders’ equity	12,033	11,534	10,560	14,046	16,467	16,117
Customer deposits **	238	215	224	137	149	245
Marketable debt securities **	—	—	—	—	—	—
Subordinated debt **	—	—	—	—	—	—
Insurance liabilities	—	—	—	—	—	—
Due to credit institutions **	7,385	6,989	6,362	8,266	10,538	9,498
Other liabilities	329	418	303	1,587	1,624	1,841
Stockholders’ equity ***	4,081	3,911	3,671	4,056	4,156	4,533
Other managed and marketed customer funds	145	145	156	140	139	44
Mutual funds	144	144	155	140	138	43
Pension funds	1	1	1	1	1	1
Managed portfolios	—	—	—	—	—	—
Managed and marketed customer funds	383	360	380	278	288	288

(**).-   Including all on-balance sheet balances for this item

(***).- Capital + reserves + profit + valuation adjustments

United Kingdom

EUR million

	31.03.14	30.06.14	30.09.14	31.12.14	31.03.15	30.06.15
Balance sheet
Customer loans **	233,937	239,237	248,940	251,191	279,334	287,896
Trading portfolio (w/o loans)	31,492	31,814	35,264	39,360	42,850	41,349
Available-for-sale financial assets	8,358	9,675	10,736	11,197	12,937	12,785
Due from credit institutions **	17,772	14,391	16,766	14,093	19,885	17,654
Intangible assets and property and equipment	2,510	2,347	2,502	2,700	3,094	3,175
Other assets	44,325	39,704	40,269	35,695	34,749	26,772
Total assets/liabilities & shareholders’ equity	338,393	337,169	354,478	354,235	392,848	389,632
Customer deposits **	194,923	193,431	203,721	202,328	220,684	230,233
Marketable debt securities **	66,366	65,816	70,402	69,581	78,569	72,622
Subordinated debt **	5,814	5,931	6,121	5,376	5,787	5,273
Insurance liabilities	—	—	—	—	—	—
Due to credit institutions **	29,013	27,331	25,560	26,720	26,264	26,331
Other liabilities	28,783	30,561	33,665	34,887	45,703	39,385
Stockholders’ equity ***	13,493	14,099	15,009	15,342	15,841	15,788
Other managed and marketed customer funds	9,630	9,885	9,994	9,667	10,469	10,807
Mutual funds	9,490	9,740	9,849	9,524	10,313	10,645
Pension funds	—	—	—	—	—	—
Managed portfolios	140	145	145	143	156	162
Managed and marketed customer funds	276,734	275,063	290,238	286,953	315,509	318,935

(**).-   Including all on-balance sheet balances for this item

(***).- Capital + reserves + profit + valuation adjustments

United Kingdom

Constant EUR million

	31.03.14	30.06.14	30.09.14	31.12.14	31.03.15	30.06.15
Balance sheet
Customer loans **	272,345	269,537	272,000	275,025	285,577	287,896
Trading portfolio (w/o loans)	36,663	35,843	38,530	43,094	43,807	41,349
Available-for-sale financial assets	9,730	10,901	11,731	12,259	13,226	12,785
Due from credit institutions **	20,689	16,213	18,320	15,430	20,329	17,654
Intangible assets and property and equipment	2,922	2,645	2,734	2,956	3,163	3,175
Other assets	51,602	44,733	44,000	39,081	35,526	26,772
Total assets/liabilities & shareholders’ equity	393,951	379,872	387,315	387,846	401,628	389,632
Customer deposits **	226,927	217,930	222,593	221,526	225,616	230,233
Marketable debt securities **	77,262	74,152	76,923	76,183	80,325	72,622
Subordinated debt **	6,769	6,682	6,688	5,887	5,917	5,273
Insurance liabilities	—	—	—	—	—	—
Due to credit institutions **	33,776	30,793	27,928	29,255	26,851	26,331
Other liabilities	33,509	34,431	36,784	38,197	46,725	39,385
Stockholders’ equity ***	15,708	15,884	16,399	16,797	16,195	15,788
Other managed and marketed customer funds	11,211	11,137	10,920	10,584	10,703	10,807
Mutual funds	11,048	10,974	10,761	10,427	10,543	10,645
Pension funds	—	—	—	—	—	—
Managed portfolios	164	163	159	157	159	162
Managed and marketed customer funds	322,169	309,901	317,124	314,180	322,560	318,935

(**).-   Including all on-balance sheet balances for this item

(***).- Capital + reserves + profit + valuation adjustments

United Kingdom

£ million

	31.03.14	30.06.14	30.09.14	31.12.14	31.03.15	30.06.15
Balance sheet
Customer loans **	193,746	191,749	193,501	195,653	203,159	204,809
Trading portfolio (w/o loans)	26,082	25,499	27,411	30,657	31,165	29,416
Available-for-sale financial assets	6,922	7,755	8,345	8,721	9,409	9,096
Due from credit institutions **	14,718	11,534	13,033	10,977	14,462	12,559
Intangible assets and property and equipment	2,078	1,881	1,945	2,103	2,250	2,259
Other assets	36,710	31,823	31,301	27,803	25,273	19,045
Total assets/liabilities & shareholders’ equity	280,257	270,241	275,536	275,913	285,718	277,184
Customer deposits **	161,436	155,035	158,352	157,593	160,503	163,788
Marketable debt securities **	54,964	52,751	54,723	54,197	57,143	51,663
Subordinated debt **	4,815	4,754	4,758	4,188	4,209	3,751
Insurance liabilities	—	—	—	—	—	—
Due to credit institutions **	24,028	21,906	19,868	20,812	19,102	18,732
Other liabilities	23,838	24,495	26,168	27,173	33,240	28,019
Stockholders’ equity ***	11,175	11,300	11,666	11,950	11,521	11,231
Other managed and marketed customer funds	7,976	7,923	7,769	7,529	7,614	7,688
Mutual funds	7,859	7,807	7,656	7,418	7,501	7,573
Pension funds	—	—	—	—	—	—
Managed portfolios	116	116	113	112	113	116
Managed and marketed customer funds	229,191	220,463	225,602	223,508	229,470	226,890

(**).-   Including all on-balance sheet balances for this item

(***).- Capital + reserves + profit + valuation adjustments

Latin America

EUR million

	31.03.14	30.06.14	30.09.14	31.12.14	31.03.15	30.06.15
Balance sheet
Customer loans **	126,074	132,196	136,111	139,955	146,660	145,094
Trading portfolio (w/o loans)	24,745	31,059	33,690	31,766	34,791	34,585
Available-for-sale financial assets	26,665	25,018	22,683	31,174	31,013	34,670
Due from credit institutions **	21,060	20,571	29,364	22,104	25,749	25,756
Intangible assets and property and equipment	3,812	3,804	3,839	3,912	4,116	4,056
Other assets	40,604	41,979	41,978	39,577	43,264	40,335
Total assets/liabilities & shareholders’ equity	242,959	254,626	267,665	268,487	285,594	284,495
Customer deposits **	120,815	122,383	131,120	131,826	135,772	133,402
Marketable debt securities **	27,848	31,792	32,935	31,920	34,578	36,915
Subordinated debt **	6,641	6,739	6,551	6,443	6,743	6,659
Insurance liabilities	—	—	—	—	1	1
Due to credit institutions **	26,504	30,846	30,672	35,978	38,413	40,921
Other liabilities	41,840	43,114	46,410	39,945	47,835	43,404
Stockholders’ equity ***	19,311	19,752	19,977	22,376	22,251	23,193
Other managed and marketed customer funds	63,161	68,213	70,896	69,567	70,073	71,585
Mutual funds	58,577	63,518	65,962	64,627	64,919	66,315
Pension funds	0	(0)	0	(0)	—	—
Managed portfolios	4,583	4,695	4,934	4,940	5,153	5,270
Managed and marketed customer funds	218,465	229,127	241,501	239,755	247,166	248,561

(**).-   Including all on-balance sheet balances for this item

(***).- Capital + reserves + profit + valuation adjustments

Latin America

Constant EUR million

	31.03.14	30.06.14	30.09.14	31.12.14	31.03.15	30.06.15
Balance sheet
Customer loans **	122,333	124,892	129,138	136,076	142,907	145,094
Trading portfolio (w/o loans)	24,080	29,018	31,452	30,744	33,738	34,585
Available-for-sale financial assets	25,034	22,733	21,013	29,694	30,717	34,670
Due from credit institutions **	20,630	19,461	27,643	21,598	24,990	25,756
Intangible assets and property and equipment	3,592	3,472	3,556	3,745	4,049	4,056
Other assets	38,205	38,060	38,654	37,757	42,656	40,335
Total assets/liabilities & shareholders’ equity	233,873	237,637	251,456	259,615	279,056	284,495
Customer deposits **	116,997	115,100	123,951	128,144	132,089	133,402
Marketable debt securities **	26,320	29,226	30,601	30,620	34,076	36,915
Subordinated debt **	6,289	6,149	6,097	6,181	6,649	6,659
Insurance liabilities	—	—	—	—	1	1
Due to credit institutions **	25,589	28,914	28,798	34,513	37,646	40,921
Other liabilities	40,060	39,754	43,231	38,528	46,838	43,404
Stockholders’ equity ***	18,617	18,493	18,779	21,628	21,757	23,193
Other managed and marketed customer funds	59,389	62,019	65,263	66,449	69,141	71,585
Mutual funds	55,020	57,675	60,613	61,689	64,079	66,315
Pension funds	0	(0)	0	(0)	—	—
Managed portfolios	4,369	4,344	4,650	4,760	5,063	5,270
Managed and marketed customer funds	208,996	212,494	225,912	231,394	241,955	248,561

(**).-   Including all on-balance sheet balances for this item

(***).- Capital + reserves + profit + valuation adjustments

Brazil

EUR million

	31.03.14	30.06.14	30.09.14	31.12.14	31.03.15	30.06.15
Balance sheet
Customer loans **	68,518	71,475	72,918	74,373	72,492	72,083
Trading portfolio (w/o loans)	11,314	16,954	18,130	18,256	14,720	15,822
Available-for-sale financial assets	19,790	18,352	15,290	22,939	23,071	26,054
Due from credit institutions **	9,048	10,129	14,982	10,276	11,351	13,299
Intangible assets and property and equipment	2,797	2,796	2,742	2,640	2,683	2,672
Other assets	29,629	31,608	30,763	27,803	29,622	28,573
Total assets/liabilities & shareholders’ equity	141,097	151,315	154,824	156,287	153,938	158,503
Customer deposits **	65,934	68,450	70,892	68,539	65,221	67,207
Marketable debt securities **	19,898	21,772	22,999	21,903	22,597	24,688
Subordinated debt **	4,585	4,821	4,372	4,368	4,471	4,455
Insurance liabilities	—	—	—	—	1	1
Due to credit institutions **	14,903	17,281	17,843	24,108	22,329	25,052
Other liabilities	24,873	27,691	27,543	24,386	27,084	23,590
Stockholders’ equity ***	10,904	11,300	11,175	12,983	12,236	13,509
Other managed and marketed customer funds	45,749	49,593	50,864	49,806	47,664	49,878
Mutual funds	42,602	46,394	47,513	46,559	44,589	46,614
Pension funds	0	(0)	0	(0)	—	—
Managed portfolios	3,147	3,199	3,351	3,248	3,075	3,264
Managed and marketed customer funds	136,165	144,636	149,127	144,616	139,953	146,228

(**).-   Including all on-balance sheet balances for this item

(***).- Capital + reserves + profit + valuation adjustments

Brazil

Constant EUR million

	31.03.14	30.06.14	30.09.14	31.12.14	31.03.15	30.06.15
Balance sheet
Customer loans **	61,759	61,800	64,768	69,032	73,033	72,083
Trading portfolio (w/o loans)	10,198	14,659	16,103	16,945	14,830	15,822
Available-for-sale financial assets	17,838	15,868	13,581	21,291	23,243	26,054
Due from credit institutions **	8,156	8,758	13,307	9,538	11,436	13,299
Intangible assets and property and equipment	2,521	2,418	2,436	2,450	2,703	2,672
Other assets	26,706	27,329	27,325	25,806	29,843	28,573
Total assets/liabilities & shareholders’ equity	127,178	130,832	137,521	145,063	155,087	158,503
Customer deposits **	59,430	59,184	62,969	63,617	65,707	67,207
Marketable debt securities **	17,935	18,825	20,429	20,330	22,766	24,688
Subordinated debt **	4,132	4,168	3,883	4,054	4,505	4,455
Insurance liabilities	—	—	—	—	1	1
Due to credit institutions **	13,433	14,942	15,849	22,376	22,495	25,052
Other liabilities	22,420	23,942	24,465	22,635	27,287	23,590
Stockholders’ equity ***	9,828	9,771	9,926	12,051	12,327	13,509
Other managed and marketed customer funds	41,236	42,880	45,179	46,229	48,020	49,878
Mutual funds	38,399	40,114	42,203	43,215	44,922	46,614
Pension funds	0	(0)	0	(0)	—	—
Managed portfolios	2,836	2,766	2,977	3,014	3,098	3,264
Managed and marketed customer funds	122,733	125,058	132,460	134,230	140,998	146,228

(**).-   Including all on-balance sheet balances for this item

(***).- Capital + reserves + profit + valuation adjustments

Brazil

R$ million

	31.03.14	30.06.14	30.09.14	31.12.14	31.03.15	30.06.15
Balance sheet
Customer loans **	214,298	214,440	224,739	239,534	253,417	250,119
Trading portfolio (w/o loans)	35,386	50,867	55,877	58,797	51,459	54,899
Available-for-sale financial assets	61,896	55,060	47,125	73,879	80,650	90,406
Due from credit institutions **	28,299	30,390	46,175	33,096	39,680	46,147
Intangible assets and property and equipment	8,749	8,389	8,452	8,501	9,380	9,271
Other assets	92,667	94,830	94,815	89,545	103,552	99,147
Total assets/liabilities & shareholders’ equity	441,295	453,975	477,183	503,353	538,138	549,990
Customer deposits **	206,215	205,364	218,497	220,744	227,998	233,203
Marketable debt securities **	62,233	65,322	70,886	70,543	78,994	85,665
Subordinated debt **	14,339	14,463	13,473	14,067	15,630	15,457
Insurance liabilities	—	—	—	—	3	4
Due to credit institutions **	46,611	51,846	54,994	77,644	78,056	86,929
Other liabilities	77,794	83,077	84,889	78,540	94,682	81,855
Stockholders’ equity ***	34,103	33,903	34,443	41,815	42,774	46,876
Other managed and marketed customer funds	143,083	148,788	156,768	160,410	166,625	173,071
Mutual funds	133,241	139,191	146,439	149,951	155,875	161,745
Pension funds	0	(0)	0	(0)	—	—
Managed portfolios	9,842	9,597	10,329	10,459	10,750	11,326
Managed and marketed customer funds	425,871	433,937	459,623	465,765	489,248	507,397

(**).-   Including all on-balance sheet balances for this item

(***).- Capital + reserves + profit + valuation adjustments

Mexico

EUR million

	31.03.14	30.06.14	30.09.14	31.12.14	31.03.15	30.06.15
Balance sheet
Customer loans **	22,381	24,516	26,162	25,873	29,112	28,609
Trading portfolio (w/o loans)	11,293	11,603	12,469	10,185	16,677	15,391
Available-for-sale financial assets	3,475	3,944	4,097	4,624	4,065	3,986
Due from credit institutions **	8,347	6,975	9,606	7,058	8,447	7,086
Intangible assets and property and equipment	395	397	392	440	493	460
Other assets	5,637	5,494	5,463	5,545	6,323	5,781
Total assets/liabilities & shareholders’ equity	51,529	52,928	58,189	53,726	65,118	61,312
Customer deposits **	25,592	24,803	28,691	28,627	30,965	28,747
Marketable debt securities **	2,496	3,818	3,791	3,266	4,492	4,720
Subordinated debt **	946	971	1,027	1,088	1,202	1,181
Insurance liabilities	—	—	—	—	—	—
Due to credit institutions **	5,935	7,868	6,617	6,206	9,988	8,473
Other liabilities	12,010	10,799	13,302	9,796	13,608	13,329
Stockholders’ equity ***	4,551	4,669	4,762	4,744	4,863	4,862
Other managed and marketed customer funds	11,016	11,724	12,406	11,523	13,222	12,557
Mutual funds	11,016	11,724	12,406	11,523	13,222	12,557
Pension funds	—	—	—	—	—	—
Managed portfolios	—	—	—	—	—	—
Managed and marketed customer funds	40,049	41,316	45,915	44,504	49,881	47,205

(**).-   Including all on-balance sheet balances for this item

(***).- Capital + reserves + profit + valuation adjustments

Mexico

Constant EUR million

	31.03.14	30.06.14	30.09.14	31.12.14	31.03.15	30.06.15
Balance sheet
Customer loans **	22,995	24,767	25,363	26,367	27,417	28,609
Trading portfolio (w/o loans)	11,603	11,721	12,088	10,380	15,706	15,391
Available-for-sale financial assets	3,571	3,984	3,972	4,713	3,829	3,986
Due from credit institutions **	8,577	7,046	9,312	7,193	7,955	7,086
Intangible assets and property and equipment	406	401	380	449	465	460
Other assets	5,792	5,550	5,296	5,651	5,955	5,781
Total assets/liabilities & shareholders’ equity	52,944	53,469	56,412	54,752	61,327	61,312
Customer deposits **	26,294	25,057	27,815	29,173	29,162	28,747
Marketable debt securities **	2,564	3,857	3,675	3,328	4,231	4,720
Subordinated debt **	972	981	996	1,109	1,132	1,181
Insurance liabilities	—	—	—	—	—	—
Due to credit institutions **	6,098	7,948	6,414	6,324	9,407	8,473
Other liabilities	12,340	10,909	12,896	9,983	12,816	13,329
Stockholders’ equity ***	4,676	4,717	4,616	4,834	4,579	4,862
Other managed and marketed customer funds	11,318	11,844	12,027	11,743	12,452	12,557
Mutual funds	11,318	11,844	12,027	11,743	12,452	12,557
Pension funds	—	—	—	—	—	—
Managed portfolios	—	—	—	—	—	—
Managed and marketed customer funds	41,149	41,738	44,513	45,353	46,977	47,205

(**).-   Including all on-balance sheet balances for this item

(***).- Capital + reserves + profit + valuation adjustments

Mexico

Million pesos

	31.03.14	30.06.14	30.09.14	31.12.14	31.03.15	30.06.15
Balance sheet
Customer loans **	403,181	434,237	444,689	462,295	480,702	501,609
Trading portfolio (w/o loans)	203,446	205,512	211,949	181,988	275,379	269,846
Available-for-sale financial assets	62,606	69,858	69,645	82,629	67,130	69,887
Due from credit institutions **	150,376	123,543	163,276	126,112	139,476	124,233
Intangible assets and property and equipment	7,120	7,023	6,663	7,864	8,147	8,071
Other assets	101,544	97,312	92,864	99,082	104,415	101,354
Total assets/liabilities & shareholders’ equity	928,273	937,484	989,085	959,970	1,075,250	1,075,000
Customer deposits **	461,025	439,325	487,683	511,501	511,307	504,032
Marketable debt securities **	44,957	67,634	64,439	58,350	74,174	82,758
Subordinated debt **	17,043	17,192	17,456	19,446	19,849	20,706
Insurance liabilities	—	—	—	—	—	—
Due to credit institutions **	106,914	139,354	112,465	110,885	164,927	148,567
Other liabilities	216,355	191,277	226,100	175,028	224,700	233,697
Stockholders’ equity ***	81,978	82,703	80,941	84,759	80,293	85,240
Other managed and marketed customer funds	198,447	207,656	210,870	205,892	218,327	220,166
Mutual funds	198,447	207,656	210,870	205,892	218,327	220,166
Pension funds	—	—	—	—	—	—
Managed portfolios	—	—	—	—	—	—
Managed and marketed customer funds	721,473	731,806	780,448	795,189	823,657	827,662

(**).-   Including all on-balance sheet balances for this item

(***).- Capital + reserves + profit + valuation adjustments

Chile

EUR million

	31.03.14	30.06.14	30.09.14	31.12.14	31.03.15	30.06.15
Balance sheet
Customer loans **	27,993	28,701	29,057	30,550	34,510	33,733
Trading portfolio (w/o loans)	1,764	2,106	2,723	3,075	2,940	2,918
Available-for-sale financial assets	2,454	1,796	2,192	2,274	2,290	2,831
Due from credit institutions **	2,922	2,851	3,630	3,837	4,599	4,020
Intangible assets and property and equipment	313	281	295	347	382	371
Other assets	2,562	2,091	2,749	2,680	3,564	2,621
Total assets/liabilities & shareholders’ equity	38,009	37,826	40,647	42,763	48,285	46,495
Customer deposits **	20,436	19,929	21,294	23,352	26,499	24,203
Marketable debt securities **	5,399	6,146	6,047	6,650	7,404	7,441
Subordinated debt **	1,110	948	1,152	985	1,070	1,023
Insurance liabilities	—	—	—	—	—	—
Due to credit institutions **	4,550	4,648	5,138	4,393	4,407	5,801
Other liabilities	3,902	3,703	4,497	4,437	5,712	5,128
Stockholders’ equity ***	2,612	2,452	2,519	2,946	3,193	2,898
Other managed and marketed customer funds	5,864	6,346	6,777	7,256	7,871	7,792
Mutual funds	4,427	4,850	5,194	5,564	5,793	5,786
Pension funds	—	—	—	—	—	—
Managed portfolios	1,437	1,496	1,583	1,693	2,078	2,006
Managed and marketed customer funds	32,808	33,368	35,270	38,242	42,845	40,459

(**).-   Including all on-balance sheet balances for this item

(***).- Capital + reserves + profit + valuation adjustments

Chile

Constant EUR million

	31.03.14	30.06.14	30.09.14	31.12.14	31.03.15	30.06.15
Balance sheet
Customer loans **	29,871	30,278	30,725	31,513	32,631	33,733
Trading portfolio (w/o loans)	1,883	2,221	2,880	3,172	2,780	2,918
Available-for-sale financial assets	2,618	1,895	2,318	2,345	2,165	2,831
Due from credit institutions **	3,118	3,008	3,838	3,958	4,349	4,020
Intangible assets and property and equipment	334	297	312	358	362	371
Other assets	2,734	2,205	2,906	2,764	3,370	2,621
Total assets/liabilities & shareholders’ equity	40,558	39,904	42,980	44,110	45,656	46,495
Customer deposits **	21,807	21,024	22,517	24,088	25,056	24,203
Marketable debt securities **	5,761	6,483	6,394	6,859	7,001	7,441
Subordinated debt **	1,185	1,000	1,218	1,016	1,012	1,023
Insurance liabilities	—	—	—	—	—	—
Due to credit institutions **	4,855	4,903	5,433	4,531	4,167	5,801
Other liabilities	4,163	3,906	4,755	4,577	5,401	5,128
Stockholders’ equity ***	2,788	2,587	2,663	3,039	3,019	2,898
Other managed and marketed customer funds	6,257	6,694	7,166	7,485	7,443	7,792
Mutual funds	4,724	5,116	5,492	5,739	5,478	5,786
Pension funds	—	—	—	—	—	—
Managed portfolios	1,533	1,578	1,674	1,746	1,965	2,006
Managed and marketed customer funds	35,009	35,201	37,295	39,447	40,512	40,459

(**).-   Including all on-balance sheet balances for this item

(***).- Capital + reserves + profit + valuation adjustments

Chile

Ch$ million

	31.03.14	30.06.14	30.09.14	31.12.14	31.03.15	30.06.15
Balance sheet
Customer loans **	21,351,994	21,642,312	21,962,215	22,525,228	23,324,691	24,112,256
Trading portfolio (w/o loans)	1,345,769	1,587,678	2,058,276	2,267,402	1,986,953	2,085,549
Available-for-sale financial assets	1,871,483	1,354,485	1,656,941	1,676,518	1,547,496	2,023,435
Due from credit institutions **	2,228,999	2,149,940	2,743,727	2,829,090	3,108,653	2,873,800
Intangible assets and property and equipment	238,548	212,189	223,326	255,870	258,454	265,481
Other assets	1,954,301	1,576,360	2,077,558	1,975,977	2,408,832	1,873,698
Total assets/liabilities & shareholders’ equity	28,991,095	28,522,964	30,722,042	31,530,086	32,635,077	33,234,218
Customer deposits **	15,587,270	15,027,577	16,094,833	17,217,818	17,910,204	17,299,950
Marketable debt securities **	4,117,862	4,634,207	4,570,224	4,902,966	5,004,370	5,318,871
Subordinated debt **	846,837	714,810	870,952	725,916	723,272	731,276
Insurance liabilities	—	—	—	—	—	—
Due to credit institutions **	3,470,515	3,504,985	3,883,166	3,239,089	2,978,870	4,146,852
Other liabilities	2,975,939	2,792,143	3,399,220	3,271,869	3,860,523	3,665,635
Stockholders’ equity ***	1,992,672	1,849,241	1,903,646	2,172,428	2,157,838	2,071,635
Other managed and marketed customer funds	4,472,554	4,785,008	5,122,202	5,350,036	5,319,970	5,569,920
Mutual funds	3,376,825	3,656,974	3,925,929	4,102,113	3,915,566	4,136,125
Pension funds	—	—	—	—	—	—
Managed portfolios	1,095,730	1,128,033	1,196,273	1,247,923	1,404,403	1,433,795
Managed and marketed customer funds	25,024,523	25,161,602	26,658,212	28,196,736	28,957,816	28,920,017

(**).-   Including all on-balance sheet balances for this item

(***).- Capital + reserves + profit + valuation adjustments

USA

EUR million

	31.03.14	30.06.14	30.09.14	31.12.14	31.03.15	30.06.15
Balance sheet
Customer loans **	61,483	62,756	66,782	70,420	82,418	79,652
Trading portfolio (w/o loans)	2,682	3,149	3,966	5,043	1,524	1,676
Available-for-sale financial assets	9,004	8,262	11,668	12,737	16,549	16,783
Due from credit institutions **	3,142	3,513	3,368	3,460	4,663	4,969
Intangible assets and property and equipment	3,275	4,635	6,009	6,905	7,975	7,899
Other assets	7,583	9,040	8,583	9,469	9,660	10,086
Total assets/liabilities & shareholders’ equity	87,170	91,354	100,375	108,034	122,788	121,064
Customer deposits **	44,041	44,493	49,556	51,304	60,162	58,133
Marketable debt securities **	12,436	14,373	15,810	16,000	19,221	20,942
Subordinated debt **	703	701	778	796	918	872
Insurance liabilities	—	—	—	—	—	—
Due to credit institutions **	12,150	13,119	13,813	17,760	23,770	21,584
Other liabilities	6,796	7,505	9,099	10,543	7,605	8,397
Stockholders’ equity ***	11,044	11,164	11,320	11,632	11,113	11,136
Other managed and marketed customer funds	11,944	12,675	14,728	15,729	22,613	20,942
Mutual funds	2,482	2,599	3,402	3,621	8,536	7,707
Pension funds	—	—	—	—	—	—
Managed portfolios	9,462	10,076	11,326	12,107	14,077	13,235
Managed and marketed customer funds	69,123	72,242	80,872	83,828	102,914	100,889

(**).-   Including all on-balance sheet balances for this item

(***).- Capital + reserves + profit + valuation adjustments

USA

Constant EUR million

	31.03.14	30.06.14	30.09.14	31.12.14	31.03.15	30.06.15
Balance sheet
Customer loans **	75,764	76,604	75,102	76,411	79,250	79,652
Trading portfolio (w/o loans)	3,305	3,843	4,460	5,472	1,466	1,676
Available-for-sale financial assets	11,096	10,085	13,121	13,821	15,913	16,783
Due from credit institutions **	3,872	4,288	3,787	3,755	4,484	4,969
Intangible assets and property and equipment	4,036	5,658	6,758	7,492	7,668	7,899
Other assets	9,345	11,035	9,652	10,275	9,289	10,086
Total assets/liabilities & shareholders’ equity	107,418	111,513	112,881	117,226	118,069	121,064
Customer deposits **	54,271	54,311	55,730	55,669	57,850	58,133
Marketable debt securities **	15,324	17,544	17,780	17,361	18,482	20,942
Subordinated debt **	866	855	875	864	883	872
Insurance liabilities	—	—	—	—	—	—
Due to credit institutions **	14,972	16,014	15,534	19,271	22,856	21,584
Other liabilities	8,375	9,161	10,232	11,440	7,313	8,397
Stockholders’ equity ***	13,610	13,627	12,730	12,621	10,686	11,136
Other managed and marketed customer funds	14,718	15,472	16,562	17,067	21,744	20,942
Mutual funds	3,058	3,173	3,825	3,930	8,208	7,707
Pension funds	—	—	—	—	—	—
Managed portfolios	11,660	12,299	12,737	13,137	13,536	13,235
Managed and marketed customer funds	85,179	88,183	90,947	90,961	98,958	100,889

(**).-   Including all on-balance sheet balances for this item

(***).- Capital + reserves + profit + valuation adjustments

USA

US$ million

	31.03.14	30.06.14	30.09.14	31.12.14	31.03.15	30.06.15
Balance sheet
Customer loans **	84,773	85,712	84,032	85,496	88,673	89,122
Trading portfolio (w/o loans)	3,698	4,300	4,990	6,122	1,640	1,875
Available-for-sale financial assets	12,415	11,284	14,682	15,464	17,805	18,778
Due from credit institutions **	4,333	4,798	4,238	4,201	5,017	5,559
Intangible assets and property and equipment	4,516	6,330	7,562	8,383	8,580	8,838
Other assets	10,456	12,347	10,800	11,497	10,393	11,285
Total assets/liabilities & shareholders’ equity	120,190	124,772	126,302	131,164	132,108	135,458
Customer deposits **	60,723	60,769	62,356	62,288	64,728	65,045
Marketable debt securities **	17,146	19,630	19,894	19,425	20,680	23,432
Subordinated debt **	969	957	979	967	988	976
Insurance liabilities	—	—	—	—	—	—
Due to credit institutions **	16,752	17,918	17,381	21,562	25,574	24,150
Other liabilities	9,370	10,250	11,449	12,800	8,182	9,395
Stockholders’ equity ***	15,228	15,248	14,244	14,122	11,957	12,461
Other managed and marketed customer funds	16,468	17,311	18,532	19,096	24,329	23,432
Mutual funds	3,422	3,550	4,280	4,397	9,184	8,623
Pension funds	—	—	—	—	—	—
Managed portfolios	13,046	13,761	14,251	14,699	15,146	14,808
Managed and marketed customer funds	95,307	98,667	101,761	101,776	110,725	112,884

(**).-   Including all on-balance sheet balances for this item

(***).- Capital + reserves + profit + valuation adjustments

Corporate Centre

EUR million

	31.03.14	30.06.14	30.09.14	31.12.14	31.03.15	30.06.15
Balance sheet
Trading portfolio (w/o loans)	2,947	3,297	3,934	2,916	3,859	3,058
Available-for-sale financial assets	1,914	2,431	2,237	3,299	3,376	3,721
Goodwill	26,056	26,663	27,364	27,547	28,666	28,593
Capital assigned to Group areas	72,565	72,271	73,201	75,030	83,180	81,700
Other assets	38,343	38,461	34,761	32,585	36,449	36,369
Total assets/liabilities & shareholders’ equity	141,825	143,122	141,497	141,377	155,531	153,441
Customer deposits*	1,344	1,543	1,632	5,261	2,554	2,177
Marketable debt securities*	28,778	28,298	25,940	24,958	26,410	22,220
Subordinated debt	4,173	5,263	3,481	4,107	5,855	6,861
Other liabilities	35,241	34,326	34,996	30,091	25,136	30,105
Stockholders’ equity ***	72,288	73,691	75,447	76,961	95,576	92,078
Other managed and marketed customer funds	—	—	—	—	—	—
Mutual funds	—	—	—	—	—	—
Pension funds	—	—	—	—	—	—
Managed portfolios	—	—	—	—	—	—
Managed and marketed customer funds	34,296	35,105	31,053	34,325	34,820	31,258

(*).-   Including all on-balance sheet balances for this item

(**).- Capital + reserves + profit + valuation adjustments

Item 4

INVESTOR DAY: STRATEGIC PLAN 2016-2018

Ana Botín announces earnings and

dividend per share growth for the next

three years

-

Banco Santander’s top management team presented its strategic plan 2016-2018 and gave details of the commercial transformation taking place, based on client loyalty, digitalization and operational excellence.

-	Ana Botín said that “the transformation of our commercial model will result in a more efficient use of our assets and capital accumulation”.

-

The management team has set clear milestones and targets for 2016: growth in loyal and digital customers (15% and 33%, respectively), whilst keeping cost-income stable vs 2015, and growing earnings per share and dividend per share.

-

The three-year plan financial targets are to increase EPS, reaching double digit growth by 2018, ROTE of c13%, and cost-income ratio of less than 45%, while growing CET1 fully loaded to be above 11% in 2018.

-	The bank detailed plans about how the new commercial strategy would lead to organic capital growth.

-	Santander Spain has opened 500,000 1I2I3 accounts in four months, of which 135,000 are customers who have transferred their payroll deposits from other banks.

London, September 23rd , 2015. The Executive Chairman of Banco Santander, Ana Botín, opened the Group’s Investor Day in London where its management is presenting the strategic plan 2016-2018 to more than 200 analysts and investors. In her opening speech, she explained that in the last 12 months the bank has made significant progress on a transformation programme in which it:

-	Raised €7.5 bn of equity capital in the largest overnight capital raise ever done by a European company;

-	Announced a new and sustainable dividend policy;

-	Strengthened corporate governance and reinforced its leadership teams;

-	Simplified its organisation, reducing layers and number of divisions by 33%, increasing accountability and improving the operations of the corporate centre;

-	Introduced a new and common global culture programme (Simple Personal Fair and “The Santander Way”);

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 email:comunicacion@gruposantander.com www.santander.com - Twitter: @bancosantander	1

-

Continued to deliver to its shareholders: in the 12 months to June, producing 24% growth in profit after tax (PAT), improving at the same time our cost-income ratio (46.9%), return on tangible equity (ROTE, 11.5%) and fully loaded CET1 (9.83%)

“I am proud of what we have accomplished over the past year, and confident that Santander is positioned as the bank with the greatest potential for the future”, said the Executive Chairman.

Among the priorities for 2016, in addition to the commercial transformation, Ana Botín emphasized the bank’s intention to “make more efficient use of our assets, thereby improving the bank’s profitability. We will consistently generate capital, to increase dividends per share and earnings per share”, said Santander’s Executive Chairman, adding that, in the context of the bank’s policy of a cash payout of between 30% and 40%, “the dividend per share will increase from 2016 and earnings per share will reach double digit growth by 2018”.

The goal is to “generate capital organically to be above 11% CET1 fully loaded in 2018, if not before”, and to get there, emphasis will be placed on “optimizing risk weighted assets, by being very transparent in allocating capital and very disciplined in our mergers and acquisitions policy”. In addition, she added, “listing subsidiaries is no longer a priority”.

This will begin to show in 2016 in several key underlying performance and commercial metrics:

➢	At Group level, in 2016:

¡ Customers: loyal customers from 13 to 15 million (+15%), digital customers from 15 to 20 million (+33%);

¡ For Small and Medium Enterprises and corporates: a 0.5 percentage point average market share growth;

¡ Stable to current cost-income ratio (46.9%);

●	Improved cost of risk.

➢	At local level, 2016 country targets were highlighted, including:

¡ In Spain we will have 2 million 1I2I3 accounts;

¡ In Brazil we will have “NPLs in line with private bank peers”;

¡ In the UK we will continue growing SME loans at a rate 5% above market;

Achieving these targets will deliver EPS and dividend growth in 2016.

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 email:comunicacion@gruposantander.com www.santander.com - Twitter: @bancosantander	2

By 2018, the transformation programme “will produce higher quality and more predictable earnings than peers based on enhanced profitability”. Specific strategic goals include a focus on and investment in three areas:

- Growing customer loyalty;

- Digital innovation; and

- Operational excellence.

The targets announced to achieve by 2018 are:

¡ Enhanced profitability (ROTE c.13%);

¡ Increasing EPS, reaching double digit growth by 2018;

¡ Fully Loaded Core Tier 1 Equity (CET1) greater than 11%;

¡ A cost-income ratio of less than 45%;

¡ An average cost of risk for the period 2015-2018 of 1.2%

The customer, at the centre of our transformation

Earning the lasting loyalty of customers is the key to Santander’s commercial transformation. “Customer loyalty, digitalization and operational excellence that will allow us to be more profitable and generate above market growth for the next ten years”, Ana Botín stated. She continued: “2016 is just the start of a new phase that will keep us on the right track to achieve our goal: to be the best retail and commercial bank for our people, customers, shareholders and communities. Being the best bank does not mean being the biggest bank. It means being the best for customer satisfaction, profitability and return to shareholders”.

Ana Botín explained that “we have a potential market of one billion customers,” the sum of the population in the ten main countries where the bank operates. “Currently, we have a relationship with more than 117 million clients throughout the world and that is where the opportunity lies”.

The bank has set a goal for 2018 to have 17 million loyal retail customers and 1.6 million SMEs and corporate clients, a total of c.18.5 million. Ana Botín explained that “loyal customers tend to be satisfied customers” and that “the goal for 2018 is to be among the top three banks in terms of customer satisfaction in all of our markets”.

In addition, she referred to operational excellence as a lever for transformation. “Digitalisation will be key to reach our goal of improving customer satisfaction while we improve the efficiency ratio”, she stressed. “We are increasing the number of digital customers at a rate of 15% or 20% annually, which will allow us to reach the goal of 30 million digital clients in 2018.

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 email:comunicacion@gruposantander.com www.santander.com - Twitter: @bancosantander	3

Organization and model

Regarding the changes carried out in recent months, Botín emphasized that “one of the fundamental parts of our job this year has been to simplify the organization of the Group. We reduced the number of divisions from 15 to 10, 33% less”. Also, “our corporate centre is increasingly efficient and, most importantly, will add even more value to our countries.” In this sense, she highlighted its role in control and supervision, of facilitating the sharing of best practices between countries, in reaching economies of scale and in developing global products for clients.

The Executive Chairman also referred to the strength of the Santander model and the bank’s excellent position to take advantage of the opportunities of the economic, demographic, regulatory and technological environment, as well as those derived from the need to provide answers to new social demands and to recover the confidence in the financial sector. “We are large, but not complex, with a presence in ten core markets where we have critical mass and sufficient potential to be among the top three”. She pointed out: “Our future begins with our purpose, our aim and how we want to do things”. She also highlighted the importance of “our social responsibility agenda, where our goal is to support 4.5 million people across our core geographies between 2016 and 2018”.

José Antonio Álvarez: “Revenue growth with discipline in costs, risk and capital”

The Chief Executive Officer of Santander, José Antonio Álvarez, detailed the transformation and explained that “our priority is revenue growth while keeping our focus on traditional discipline measures in the areas of costs, risk and capital”. He laid out the levers of the bank’s commercial transformation:

-

Increase customer loyalty: to do this, it is crucial to increase our transactional relationships with existing customers. “Reaching a loyal customer base of 18.5 million will allow us to increase revenue by around 3 billion Euros”;

-	Digitalisation: Santander intends to double the number of digital customers to 30 million by 2018, with 16 million mobile customers;

-

Improve customer satisfaction: The bank has put initiatives in place to measure and monitor customer satisfaction. “Our ambition is to be top three in customer satisfaction in each of our 10 core markets”;

-	Focus on the most profitable and highest growth segments: Álvarez mentioned SMEs, consumer finance and private banking as the segments with the greatest capacity to generate revenue.

José Antonio Álvarez reiterated that the bank will maintain its traditional discipline in costs and announced that the cost reduction goal has been increased to three billion Euros for 2018, once the 2016 goal of two billion Euros has been reached this year.

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 email:comunicacion@gruposantander.com www.santander.com - Twitter: @bancosantander	4

Spain: “500,000 1|2|3 accounts in four months; 4 million in 2018”

The country head of Santander Spain, Rami Aboukhair, offered the first data on the 1|2|3 account in Spain, a strategy that the bank has successfully carried out in the UK and that has proven itself to be good for customers and shareholders, increasing the loyalty and satisfaction of customers, as well as revenue.

Since its launch at the end of May of this year, 500,000 1|2|3 accounts have been opened, of which, more than 135,000 (the equivalent to 1,000 per day) are customers that have transferred their payroll deposit to Banco Santander. Aboukhair pointed out that in just four months 250,000 new debit and credit cards have been issued and more than seven direct debits have been registered per account.

Aboukhair explained that the average amount of payroll deposits has increased 32% and pensions, 36%. He also highlighted the multichannel preference of these clients. One of every three accounts formalized has been via digital channels. He stated that by the end of 2018, Santander Spain expects to have four million 1|2|3 account customers.

United Kingdom: “Grow SME lending at a rate 5% above market”

The CEO of Santander UK, Nathan Bostock, explained that the bank has delivered well on its 2015 targets and is now positioned as a successful scale challenger to the UK’s incumbent banks. It has reset its targets and plans for 2018, aiming for further growth and recurrent returns underpinned by a strong balance sheet and a profitable customer franchise.

Santander UK detailed its three strategic priorities:

●	To expand the number of loyal customers in Retail, Business and Corporate Banking, developing deeper and lasting relationships;
●	To embrace operational and digital excellence, delivering the best service to its customers, when and where they need it;
●	To maintain a focus on profitability and a strong balance sheet, while maintaining a strong capital position.

Bostock said: “As a strong scale challenger to the incumbent UK banks, Santander UK is uniquely placed to help people and businesses prosper. Our successful strategy to date positions us well for the complex and fast-changing environment ahead.

“Santander UK is already a great bank. But we can be even better. We have the plan and the team to succeed. The result will be a growing UK Bank, delivering recurrent returns with a strong balance sheet with a profitable customer franchise.”

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 email:comunicacion@gruposantander.com www.santander.com - Twitter: @bancosantander	5

Brazil: “ROTE of around 17% in 2018 and 1.4 million more loyal customers”

Sergio Rial, chairman of Santander Brazil, stressed that in recent years the bank has set the foundation for future growth with improvements in efficiency, customer service orientation, and improvement in the quality of the credit portfolio. Also, the bank is well positioned to gain market share thanks to the potential for bancarisation, penetration in credit and development of capital markets in the Brazilian economy in the mid term.

As for specific goals for 2018, Sergio Rial announced a ROTE objective of around 17% (group criteria), compared with the current 15% and an improvement in the efficiency ratio to place it at 37%. Likewise, he advanced the goal of increasing the base of loyal customers by 1.4 million, which will mean a total of loyal retail and SME customers of 4.6 million (42% more), thanks to the rollout of specific programmes designed for different segments and a commercial model that places the customer at the centre of all business decisions. Rial highlighted the simplification of processes to enhance the customer experience and the improvement in the commercial platform, with a multichannel strategy that will bring a doubling in the number of digital customers, to reach 9.2 million in 2018.

Changes to the public reporting of business areas

Banco Santander has reviewed its criteria for the distribution of results of the Group’s different units to reinforce transparency and accountability. This readjustment does not impact profit for the Group, which remains the same. The main change is a substantial reduction in the Corporate Activities area, due to the transfer to countries of certain balance sheet management activities previously attributed to this area.

Santander Spain will be treated the same as the rest of the Group’s countries with its own balance sheet rather than being incorporated into the balance sheet for Corporate Activities. This decision is consistent with the separation of teams that work for the business areas in Spain from those of the Corporate Centre, as well as with the creation of the board of Santander Spain. In addition, a Spanish Real Estate Business unit has been created which will be comprised of the bank’s real estate activities in Spain, portfolios in the process of liquidation, Metrovacesa, whose results have been reported within the area of Corporate Activities until now. Lastly, the Santander USA consolidation is completed. The bank’s branch in New York and Banco Santander Miami will now be within the current business perimeter, which includes Santander Bank, Santander Consumer USA, Santander Holding and Puerto Rico.

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 email:comunicacion@gruposantander.com www.santander.com - Twitter: @bancosantander	6

Item 5

Item 6

Item 7

Item 8

Item 9

Item 10

Item 11

Item 12

Item 13

Item 14

Item 15

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: September 24, 2015	By:	/s/ José García Cantera
Name: José García Cantera
Title: Chief Financial Officer